AGREEMENT AND PLAN OF MERGER

By and Among

KEARNY FINANCIAL CORP.,
KEARNY FEDERAL SAVINGS BANK,
CENTRAL JERSEY BANCORP
AND
CENTRAL JERSEY BANK, NATIONAL ASSOCIATION

Dated as of May 25, 2010

i

AGREEMENT AND PLAN OF MERGER
By and Among
KEARNY FINANCIAL CORP.,
KEARNY FEDERAL SAVINGS BANK,
CENTRAL JERSEY BANCORP
AND
CENTRAL JERSEY BANK, NATIONAL ASSOCIATION

This AGREEMENT AND PLAN OF MERGER, dated as of the 25th day of May, 2010 (this “Agreement”), by and among Kearny Financial Corp., a federal corporation (“Kearny”), Kearny Federal Savings Bank, a federal savings bank (“Kearny Bank”), Central Jersey Bancorp, a New Jersey corporation (“Central Jersey”) and Central Jersey Bank, National Association, a national banking association (“Central Jersey Bank”) (each, a “Party” and, collectively, the “Parties”).

WITNESSETH THAT:

WHEREAS, the Boards of Directors of Kearny and Central Jersey deem it in the best interests of Kearny and Central Jersey, respectively, and of their respective shareholders, that Kearny and Central Jersey enter into this Agreement pursuant to which Kearny will acquire all of the issued and outstanding shares of capital stock of Central Jersey through the merger of a wholly owned acquisition subsidiary of Kearny with and into Central Jersey (the “Merger”);

WHEREAS, Kearny owns all of the issued and outstanding capital stock of Kearny Bank and Central Jersey owns all of the issued and outstanding capital stock of Central Jersey Bank, and it is contemplated that, immediately following the Merger, Central Jersey Bank will be merged with and into Kearny Bank with Kearny Bank as the surviving entity (the “Bank Merger”);

WHEREAS, concurrently with the execution of this Agreement, Kearny and Kearny Bank have entered into an Addendum to the [Second] Amended and Restated Change of Control Agreement in the form attached as Exhibit C hereto with certain of the officers of Central Jersey Bank who are parties to [Second] Amended and Restated Change of Control Agreements with Central Jersey as detailed herein;

WHEREAS, as an inducement and condition to Kearny’s entering into this Agreement, each of the directors of Central Jersey who has been nominated for election to the Central Jersey Board of Directors at the Central Jersey annual meeting of shareholders to be held on May 26, 2010 (the “Annual Meeting”) and each of the executive officers of Central Jersey in their individual capacity have entered into a Support Agreement in the form attached hereto as

Exhibit B.1 or B.2, as the case may be, with Kearny pursuant to which they have agreed to take certain actions in support and cooperation of this transaction and the surviving corporation.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, the Parties agree that all the outstanding shares of common stock of Central Jersey will be acquired by Kearny through the merger of an acquisition subsidiary of Kearny with and into Central Jersey and that the terms and conditions of the Merger, the mode of carrying the Merger into effect, including the manner of converting the shares of common stock of Central Jersey, par value $0.01 per share, into cash, shall be as hereinafter set forth.

ARTICLE 1

THE MERGER

Section 1.1  Consummation of Merger; Closing Date.

(a)  On the terms and subject to the conditions set forth in this Agreement, at the Effective Time of the Merger, a corporation to be organized under the laws of State of New Jersey as a wholly owned subsidiary of Kearny for the sole purpose of facilitating the Merger (“Merger Sub”), shall be merged with and into Central Jersey pursuant to the provisions of the New Jersey Business Corporation Act (“NJBCA”) and the separate corporate existence of Merger Sub shall cease.  Central Jersey shall be the surviving corporation of the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of New Jersey as a subsidiary of Kearny.  The Merger shall be consummated pursuant to the terms and conditions of this Agreement, which has been approved and adopted by each of the Boards of Directors of Kearny, Kearny Bank, Central Jersey and Central Jersey Bank, and of the Plan of Merger to be entered into by and between Merger Sub and Central Jersey substantially in the form appended as Exhibit A, which will be approved and adopted by the Boards of Directors of Central Jersey and of Merger Sub and by Kearny as the sole shareholder of Merger Sub.

(b)  Subject to the prior satisfaction or waiver of the conditions set forth in Articles 7, 8 and 9 hereof, the Merger shall become effective as of the date and time specified in the Certificate of Merger to be filed with the New Jersey Office of the State Treasurer pursuant to the NJBCA (such time is hereinafter referred to as the “Effective Time of the Merger”).  Subject to the terms and conditions hereof, unless otherwise agreed upon by Kearny and Central Jersey, the Effective Time of the Merger shall occur on the tenth (10th) business day following the later to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent (as defined herein) of any Regulatory Authority (as defined herein) having authority over the transactions contemplated under this Agreement and the satisfaction of all of the other terms and conditions of this Agreement and (ii) the date on which the shareholders of Central Jersey approve the transactions contemplated by this Agreement, or such other time as the Parties may agree; provided, however, that the Parties agree to extend the time on  which the Effective Time of the Merger shall occur to the forty-fifth (45th) business day (c) following the later to occur of the aforementioned events solely for the purpose of accomplishing the redemption of the Central Jersey Preferred Shares as contemplated in Section 6.14.

(c)  The closing of the Merger (the “Closing”) shall take place at the principal offices of Kearny at 10:00 a.m. local time on the day that the Effective Time of the Merger occurs, or such other date, time and place as the Parties hereto may agree (the “Closing Date”).  Subject to the provisions of this Agreement, at the Closing there shall be delivered to each of the Parties hereto the opinions, certificates and other documents and instruments required to be so delivered pursuant to this Agreement.

Section 1.2  Effect of Merger.  At the Effective Time of the Merger, Merger Sub shall be merged with and into Central Jersey and the separate existence of Merger Sub shall cease.  The certificate of incorporation and bylaws of Central Jersey, as in effect on the date hereof and as otherwise amended prior to the Effective Time of the Merger, shall be the certificate of incorporation and bylaws of the Surviving Corporation until further amended as provided therein and in accordance with applicable law.  The Surviving Corporation shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a New Jersey corporation and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations.  The Merger shall have the effects set forth in federal law and the NJBCA.  All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, and all chooses in action, all and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed.  The title to any real estate, or any interest therein, vested in any of the constituent corporations shall not revert or be in any way impaired by reason of the Merger.  The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent corporations so merged and any claim existing or action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in its place.  Neither the rights of creditors nor any liens upon the property of any constituent corporation shall be impaired by the Merger.

Section 1.3  Further Assurances.  If, at any time after the Effective Time of the Merger, Kearny shall reasonably consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Kearny its right, title or interest in, to or under any of the rights, properties or assets of Central Jersey or Central Jersey Bank or (ii) otherwise carry out the purposes of this Agreement, Central Jersey and its officers and directors shall be deemed to have granted to Kearny an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in Kearny its right, title or interest in, to or under any of the rights, properties or assets of Central Jersey or Central Jersey Bank or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of Kearny are authorized in the name of Central Jersey or otherwise to take any and all such action.

Section 1.4  Directors and Officers.  Except as otherwise set forth herein, from and after the Effective Time of the Merger, the directors of the Surviving Corporation and officers of the Surviving Corporation shall be those persons serving as directors and officers of Merger Sub immediately prior to the Effective Time of the Merger.

ARTICLE 2

CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

Section 2.1  Manner of Conversion of Central Jersey Shares.  Subject to the provisions hereof, as of the Effective Time of the Merger and by virtue of the Merger and without any further action on the part of Kearny, Central Jersey or the holder of any shares of any of them, the shares of the constituent corporations shall be converted as follows:

(a)  Each share of capital stock of Kearny outstanding immediately prior to the Effective Time of the Merger shall, after the Effective Time of the Merger, remain outstanding and unchanged.

(b)  Each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time of the Merger shall, after the Effective Time of the Merger, be exchanged for one Central Jersey Share (as defined below).

(c)  Each share of common stock of Central Jersey, par value $0.01 per share (the “Central Jersey Shares”) held by Central Jersey or by Kearny (or any of their subsidiaries) other than such shares held in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired and no consideration shall be paid or delivered in exchange therefor.

(d)  Except with regard to Central Jersey Shares excluded under Section 2.1(c) above, each Central Jersey Share outstanding immediately prior to the Effective Time of the Merger shall be converted into the right to receive a cash amount equal to $7.50 (the “Merger Consideration”).

(e)  The warrant for Central Jersey Shares issued to the United States Department of the Treasury if outstanding immediately prior to the Effective Time shall be converted into the right to receive the excess of the Merger Consideration over the per share exercise price of the warrant multiplied by the number of Central Jersey Shares that may be purchased pursuant to the warrant.

(f)  Unless redeemed prior to or contemporaneously with Closing, each share of Fixed Rate Cumulative Perpetual Senior Preferred Stock Series A of Central Jersey outstanding immediately prior to the Effective Time of the Merger shall, after the Effective Time of the Merger, remain outstanding and unchanged.

Thereafter, subject to Sections 2.5, each outstanding certificate representing a Central Jersey Share shall represent solely the right to receive the Merger Consideration.

Section 2.2  Central Jersey Stock Options and Stock Appreciation Rights.  As of and immediately prior to the Effective Time of the Merger, all rights with respect to Central Jersey Shares issuable pursuant to the exercise of stock options and stock appreciation rights (“Central Jersey Options”) granted by Central Jersey under the Central Jersey Stock Option Plans set forth in Schedule 2.2 (the “Central Jersey Stock Option Plans”), each of which are listed and described on Schedule 2.2 and which remain outstanding at the Effective Time of the Merger and which have not yet been exercised, shall be cancelled by Central Jersey in exchange for a cash payment equal to the positive difference, if any, between the Merger Consideration and the option exercise price (the “Options Consideration”).  The cancellation of Central Jersey Options in exchange for the Options Consideration described in this section shall be deemed a release of any and all rights the holder had or may have had in respect of such Central Jersey Options although  Central Jersey will use its reasonable best efforts to have each holder of any such Central Jersey Option execute and deliver an Option Cancellation and Release Agreement in the form set forth as Exhibit 2.2 hereto.  Prior to the Effective Time of the Merger, Central Jersey shall take or cause to be taken all actions required under the Central Jersey Stock Option Plans to provide for the actions set forth in this Section 2.2.  Central Jersey shall cause the termination, effective as of the Effective Time of the Merger, of all Central Jersey Stock Option Plans.

Section 2.3  Effectuating Conversion.  At the Effective Time of the Merger, Kearny will deliver or cause to be delivered to a third-party agent to be appointed by Kearny and reasonably acceptable to Central Jersey (the “Exchange Agent”) an amount of cash equal to the aggregate Merger Consideration to be paid pursuant to Section 2.1 hereof (the “Exchange Fund”).  As promptly as practicable after the Effective Time of the Merger, the Exchange Agent shall send or cause to be sent to each former holder of record of Central Jersey Shares transmittal materials (the “Letter of Transmittal”) for use in exchanging their certificates formerly representing Central Jersey Shares for the Merger Consideration provided for in this Agreement.  The Letter of Transmittal will contain instructions with respect to the surrender of certificates representing Central Jersey Shares and the receipt of the Merger Consideration contemplated by this Agreement and will require each holder of Central Jersey Shares to transfer good and marketable title to such Central Jersey Shares to Kearny, free and clear of all liens, claims and encumbrances.

(a)  At the Effective Time of the Merger, the stock transfer books of Central Jersey shall be closed as to holders of Central Jersey Shares immediately prior to the Effective Time of the Merger, no transfer of Central Jersey Shares by any such holder shall thereafter be made or recognized and each outstanding certificate formerly representing Central Jersey Shares shall, without any action on the part of any holder thereof, no longer represent Central Jersey Shares.  If, after the Effective Time of the Merger, certificates are properly presented to the Exchange Agent, such certificates shall be exchanged for the Merger Consideration.

(b)  In the event that any holder of record as of the Effective Time of the Merger of Central Jersey Shares is unable to deliver the certificate which represents such holder’s Central Jersey Shares, Kearny, in the absence of actual notice that any Central Jersey Shares theretofore represented by any such certificate have been acquired by a bona fide purchaser shall deliver to such holder the Merger Consideration contemplated by this Agreement to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of all of the following:

(i)  An affidavit or other evidence to the reasonable satisfaction of Kearny that any such certificate has been lost, wrongfully taken or destroyed;

(ii)  Such security or indemnity as may be reasonably requested by Kearny to indemnify and hold Kearny harmless in respect of such stock certificate(s); and

(iii)  Evidence to the reasonable satisfaction of Kearny that such holder is the owner of Central Jersey Shares theretofore represented by each certificate claimed by such holder to be lost, wrongfully taken or destroyed and that such holder is the person who would be entitled to present each such certificate for exchange pursuant to this Agreement.

(c)  If the delivery of the Merger Consideration contemplated by this Agreement is to be made to a person other than the person in whose name any certificate representing Central Jersey Shares surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the reasonable satisfaction of Kearny that such tax has been paid or is not applicable.

(d)  Except as provided herein, the consideration contemplated by this Agreement shall not be paid to the holder of any unsurrendered certificate or certificates representing Central Jersey Shares, and neither the Exchange Agent nor Kearny shall be obligated to deliver any of the Merger Consideration contemplated by this Agreement until such holder shall surrender the certificate or certificates representing Central Jersey Shares as provided for by the Agreement.  Subject to applicable laws, following surrender of any such certificate or certificates, there shall be paid to the holder of the certificate or certificates formerly representing Central Jersey Shares, without interest at the time of such surrender, the Merger Consideration.

(e)  At any time following six months after the Effective Time, Kearny shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which has not yet been disbursed to former holders of Central Jersey Shares, and thereafter, such holders shall be entitled to look to Kearny (subject to abandoned property and escheat laws) with respect to any amounts due upon surrender of their certificates formerly representing Central Jersey Shares.

(f)  Kearny or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Central Jersey Shares, such amounts as Kearny (or any Affiliate thereof) or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. Tax law.  To the extent that such amounts are properly withheld by Kearny or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Central Jersey Shares in respect of whom such deduction and withholding were made by Kearny or the Exchange Agent.

Section 2.4  Determination of Alternative Structures.  Central Jersey hereby agrees that Kearny may at any time change the method of effecting the Merger; provided, however, that no such changes shall (a) alter or change the amount or kind of the Merger Consideration to be paid to holders of the Central Jersey Shares or the Options Consideration to be paid to the holders of Central Jersey Options as provided for in this Agreement, (b) materially impede or delay consummation of the transactions contemplated by this Agreement, or (c) adversely affect the tax treatment of Central Jersey’s shareholders as a result of receiving the Merger Consideration or the tax treatment of any Party pursuant to this Agreement.

Section 2.5  Laws of Escheat.  If any of the consideration due or other payments to be paid or delivered to the holders of Central Jersey Shares is not paid or delivered within the time period specified by any applicable laws concerning abandoned property, escheat or similar laws, and if such failure to pay or deliver such consideration occurs or arises out of the fact that such property is not claimed by the proper owner thereof, Kearny or the Exchange Agent shall be entitled to dispose of any such consideration or other payments in accordance with applicable laws concerning abandoned property, escheat or similar laws.  Any other provision of this Agreement notwithstanding, none of Central Jersey, Kearny, the Exchange Agent, nor any other Person acting on behalf of any of them shall be liable to a holder of Central Jersey Shares for any amount paid or property delivered in good faith to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF CENTRAL JERSEY

Central Jersey and Central Jersey Bank hereby represent and warrant to Kearny and Kearny Bank as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger (except as otherwise provided):

Section 3.1  Corporate Organization.

(a)  Central Jersey is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey.  Central Jersey has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets leased by it makes such licensing or qualification necessary except where the failure to be so licensed or qualified (or steps necessary to sure such failure) would not have a Material Adverse Effect on Central Jersey.  Central Jersey is duly registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended.  True and correct copies of the Certificate of Incorporation and the By-laws of Central Jersey, each as amended to the date hereof, have been delivered to Kearny.

(b)  Central Jersey has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Central Jersey.

(c)  Central Jersey Bank is a national banking association, duly organized, validly existing and in good standing under the laws of the United States.  Central Jersey Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted.  True and correct copies of the Articles of Association and the Bylaws of Central Jersey Bank, each as amended to the date hereof, have been delivered to Kearny.

(d)  The respective minute books of Central Jersey and each subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by its shareholders and Boards of Directors (including all committees thereof).

(e)  Each direct and indirect subsidiary of Central Jersey (other than Central Jersey Bank) is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.  Each subsidiary has the corporate or requisite power or authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business being conducted by each subsidiary or the character or location of the properties or assets owned or leased by each subsidiary makes such qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Central Jersey.  All of such subsidiaries and other entities are in compliance with all applicable laws, rules and regulations relating to direct investment in equity ownership interests.  A true and correct list of all direct and indirect subsidiaries of Central Jersey is attached hereto as Schedule 3.1(e).  Such schedule details the jurisdiction of organization, type of entity, percentage ownership and a brief description of the activities conducted by such subsidiary.

Section 3.2  Capitalization.

(a)  The authorized capital stock of Central Jersey consists of 100,000,000 Central Jersey Shares, of which 9,349,901 are issued and outstanding as of the date hereof which 276,378 shares are held in the treasury of Central Jersey and 10,000,000 shares of preferred stock of which 11,300 shares of Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series A (the “Central Jersey Preferred Shares “) are issued and outstanding.  All of the issued and outstanding Central Jersey Shares and Central Jersey Preferred Shares have been duly authorized and validly issued and all such shares are fully paid and nonassessable.  As of the date hereof, there are no outstanding options, warrants, commitments, or other rights or instruments to purchase or acquire any shares of capital stock of Central Jersey, or any securities or rights convertible into or exchangeable for shares of capital stock of Central Jersey, except for options to purchase 900,586 Central Jersey Shares, 113,448 stock appreciation rights (each of which are described in more detail in Schedule 2.2) and a warrant to purchase 268,621 Central Jersey Shares which is held by the United States Department of the Treasury.

(b)  Central Jersey owns, directly, or indirectly, all of the capital stock of Central Jersey Bank and the other Central Jersey subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.  There are no subscriptions, options, commitments, calls or other agreements outstanding with respect to the capital stock of Central Jersey Bank or any other subsidiary.  Except for the Central Jersey subsidiaries, Central Jersey does not possess, directly or indirectly, any material equity interest in any entity, except for equity interests in Central Jersey Bank’s investment portfolio as set forth in Schedule 3.2(b).

Section 3.3  Financial Statements; Filings.

(a)  Central Jersey has previously delivered to Kearny copies of the audited consolidated financial statements of Central Jersey as of and for the years ended December 31, 2009, December 31, 2008 and December 31, 2007 and the unaudited consolidated financial statements for the quarter ended March 31, 2010, and Central Jersey shall deliver to Kearny, as soon as practicable following the preparation of additional financial statements for each subsequent calendar quarter (or other reporting period) or year of Central Jersey, the additional financial statements of Central Jersey as of and for such subsequent calendar quarter (or other reporting period) or year (such financial statements, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Statements of Central Jersey”).

(b)  Central Jersey Bank has previously delivered to Kearny copies of the Consolidated Reports of Condition and Income (“Call Reports”) of Central Jersey Bank as of and for each of the years ended December 31, 2009, December 31, 2008 and December 31, 2007 and for the quarter ended March 31, 2010, and Central Jersey Bank shall deliver to Kearny, as soon as practicable following the preparation of additional Call Reports for each subsequent calendar quarter (or other reporting period) or year, the Call Reports of Central Jersey Bank as of and for such subsequent calendar quarter (or other reporting period) or year (such Call Reports, unless otherwise indicated, being hereinafter referred to collectively as the “Financial Regulatory Reports of Central Jersey Bank”).

(c)  Each of the Financial Statements of Central Jersey and each of the Financial Regulatory Reports of Central Jersey Bank (including the related notes, where applicable) have been or will be prepared in all material respects in accordance with GAAP or regulatory accounting principles, whichever is applicable, which principles have been or will be consistently applied by Central Jersey during the periods involved, except as otherwise noted therein, and the books and records of Central Jersey and Central Jersey Bank have been, are being, and will be maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions.  Each of the Financial Statements of Central Jersey and each of the Financial Regulatory Reports of Central Jersey Bank (including the related notes, where applicable) fairly presents or will fairly present the financial position of Central Jersey or Central Jersey Bank, as applicable, as of the respective dates thereof and fairly presents or will fairly present the results of operations of Central Jersey or Central Jersey Bank, as applicable, for the respective periods therein set forth.

(d)  To the extent not prohibited by law, Central Jersey has heretofore delivered or made available, or caused to be delivered or made available, to Kearny all material reports and filings made or required to be made by Central Jersey or Central Jersey Bank with the Regulatory Authorities, and will from time to time hereafter furnish to Kearny, upon filing or furnishing the same to the Regulatory Authorities, all such material reports and filings made after the date hereof with the Regulatory Authorities.  As of the respective dates of such reports and filings, all such reports and filings did not and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

             (e)  Except as set forth in Schedule 3.3(e), since December 31, 2009, neither Central Jersey nor any of its subsidiaries has incurred any obligation or liability (contingent or otherwise) that has or might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Central Jersey except obligations and liabilities which are accrued or reserved against in the Financial Statements of Central Jersey or the Financial Regulatory Reports of Central Jersey Bank, or reflected in the notes thereto.  Since December 31, 2009, neither Central Jersey nor any of its subsidiaries has incurred or paid any obligation or liability which would be material to Central Jersey, except as may have been incurred or paid in the ordinary course of business, consistent with past practices.

Section 3.4 Loan Portfolio; Reserves.  All evidences of indebtedness reflected as assets in the Financial Statements of Central Jersey were (or will be, as the case may be) as of such dates in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, and were not subject to any defenses, setoffs, or counterclaims, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity.  The allowances for possible loan losses shown on the Financial Statements of Central Jersey and the Financial Regulatory Reports of Central Jersey Bank were, and the allowance for possible loan losses to be shown on the Financial Statements of Central Jersey and the Financial Regulatory Reports of Central Jersey Bank as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for possible losses, net of recoveries relating to loans previously charged off, in respect of loans outstanding (including accrued interest receivable) of Central Jersey and other extensions of credit (including letters of credit or commitments to make loans or extend credit).

Section 3.5 Certain Loans and Related Matters.  Except as set forth in Schedule 3.5, neither Central Jersey nor any of its subsidiaries is a Party to any written or oral: (i) loan agreement, note or borrowing arrangement under the terms of which the obligor is sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by Central Jersey or its subsidiaries or any Regulatory Authority, should have been classified by any bank examiner (whether regulatory or internal) as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned,” “special mention,” “credit risk assets,” “classified,” “criticized,” “watch list,” “concerned loans” or any comparable classifications by such persons; (iii) loan agreement, note or borrowing arrangement, including any loan guaranty, with any director or executive officer of Central Jersey or any five percent (5%) shareholder of Central Jersey, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (iv) loan agreement, note or borrowing arrangement in violation of any law, regulation or rule applicable to Central Jersey or its subsidiaries including, but not limited to, those promulgated, interpreted or enforced by any Regulatory Authority, which such violation would be reasonably expected to have a Material Adverse Effect on Central Jersey.

Section 3.6 Authority; No Violation.

(a)  Central Jersey and Central Jersey Bank have full corporate power and authority to execute and deliver this Agreement and, subject to the approval of the shareholders of Central Jersey and to the receipt of the Consents of the Regulatory Authorities, to consummate the transactions contemplated hereby.  The Boards of Directors of Central Jersey and Central Jersey Bank have duly and validly approved this Agreement and the transactions contemplated hereby, have authorized the execution and delivery of this Agreement, have directed that this

Agreement and the transactions contemplated hereby be submitted to Central Jersey’s shareholders for approval at a meeting of such shareholders and, except for the adoption of such Agreement by its shareholders and the execution and filing of the Certificate of Merger, no other corporate proceeding on the part of Central Jersey or Central Jersey Bank is necessary to consummate the transactions so contemplated.  This Agreement (assuming due authorization, execution and delivery by Kearny and Kearny Bank), constitutes the valid and binding obligation of Central Jersey and Central Jersey Bank, and is enforceable against Central Jersey and Central Jersey Bank in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

(b)  Neither the execution and delivery of this Agreement by Central Jersey or Central Jersey Bank nor the consummation by Central Jersey or Central Jersey Bank of the transactions contemplated hereby including the Bank Merger, nor compliance by Central Jersey or Central Jersey Bank with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or By-laws of Central Jersey or the Articles of Association and Bylaws of Central Jersey Bank or any governing documents of any of their subsidiaries, (ii) assuming that the Consents of the Regulatory Authorities and approvals referred to herein are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Central Jersey or Central Jersey Bank or any of their subsidiaries or their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Central Jersey or Central Jersey Bank or any of their subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Central Jersey, Central Jersey Bank or any of their subsidiaries is a Party, or by which it or any of their properties or assets may be bound or affected, except in the case of clauses (ii) and (iii) as would not constitute a Material Adverse Effect on Central Jersey.

(c)  No appraisal or dissenters’ rights shall be available to holders of Central Jersey Shares in connection with the Merger.

Section 3.7 Consents and Approvals.  Except for (i) the approval of the shareholders of Central Jersey pursuant to the proxy statement of Central Jersey relating to the meeting of the shareholders of Central Jersey at which the Merger is to be considered (the “Proxy Statement”); (ii) the Consents of the Regulatory Authorities; and (iii) as set forth in Schedule 3.7, no Consents of any person are necessary in connection with the execution and delivery by Central Jersey and Central Jersey Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 3.8 Broker’s Fees.  Except for Sandler O’Neill & Partners, L.P. (“Sandler”), whose engagement letter is set forth in Schedule 3.8, neither Central Jersey nor any of its officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

Section 3.9 Absence of Certain Changes or Events.  Except as set forth in Schedule 3.9, since December 31, 2009, there has not been (a) any declaration, payment or setting aside of any dividend or distribution (whether in cash, stock or property) in respect of Central Jersey Shares or (b) any change or any event involving a prospective change in the financial condition, results of operations, business or prospects of Central Jersey, or a combination of any such change(s) and any such event(s), which has had, or is reasonably likely to have, a Material Adverse Effect on Central Jersey, including, without limitation, any change in the administration or supervisory standing or rating of Central Jersey or Central Jersey Bank with any Regulatory Authority, and no fact or condition exists as of the date hereof which might reasonably be expected to cause any such event or change in the future.

Section 3.10 Legal Proceedings; Etc.

(a) Neither Central Jersey nor any of its subsidiaries is a party to any, and there are no pending or, to the Knowledge of Central Jersey or any of its subsidiaries, threatened, judicial, administrative, arbitral or other proceedings, claims, actions, causes of action or governmental investigations against Central Jersey or any of its subsidiaries challenging the validity of the transactions contemplated by this Agreement and except as set forth in Schedule 3.10, there is no proceeding, claim, action or governmental investigation pending or, to the Knowledge of Central Jersey or any of its subsidiaries, threatened against Central Jersey or any of its subsidiaries; no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator is outstanding against Central Jersey or any of its subsidiaries which has had, or is reasonably likely to have, a Material Adverse Effect on Central Jersey; there is no default by Central Jersey or any of its subsidiaries under any material contract or agreement to which any of them is a party; and neither Central Jersey nor any of its subsidiaries is a party to any agreement, order or memorandum in writing by or with any Regulatory Authority restricting the operations of Central Jersey or any of its subsidiaries, and neither Central Jersey nor any of its subsidiaries has been advised by any Regulatory Authority that any such Regulatory Authority is contemplating issuing or requesting the issuance of any such order or memorandum in the future.

(b)  There are no actions, suits, claims, proceedings, investigations or assessments of any kind pending or, to Central Jersey’s Knowledge, threatened against any of the directors or officers of Central Jersey or any of its subsidiaries in their capacities as such, and no director or officer of Central Jersey or any of its subsidiaries currently is being indemnified or seeking to be indemnified by Central Jersey or any of its subsidiaries pursuant to applicable law or their governing documents.

Section 3.11 Taxes and Tax Returns.

(a) Central Jersey has previously delivered or made available to Kearny copies of the federal, state and local income tax returns of Central Jersey for the years 2007, 2008 and 2009 and all schedules and exhibits thereto, and Central Jersey has not received any notice that any such returns have been examined by the Internal Revenue Service or any other taxing authority.  Central Jersey has duly filed in correct form all federal, state and local information returns and tax returns required to be filed by Central Jersey or any of its subsidiaries on or prior to the date hereof, unless subject to a validly filed extension of time for filing that has not yet expired and all such tax returns are true and complete in all material respects, and Central Jersey has duly paid or made adequate provisions for the payment of all taxes and other governmental charges relating to taxes which are owed by Central Jersey or any of its subsidiaries to any federal, state or local taxing authorities, whether or not reflected in such returns (including, without limitation, those owed in respect of the properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls of Central Jersey or any of its subsidiaries), other than taxes and other charges which (i) are not yet delinquent or are being contested in good faith or (ii) have not been finally determined.  The amounts set forth as liabilities for taxes on the Financial Statements of Central Jersey and the Financial Regulatory Reports of Central Jersey Bank are sufficient, in the aggregate, for the payment of all unpaid federal, state and local taxes (including any interest or penalties thereon), whether or not disputed, accrued or applicable, for the periods then ended, and have been computed in accordance with GAAP as consistently applied by Central Jersey during the periods involved.  Central Jersey is not responsible for the taxes of any other person under Treasury Regulation 1.1502-6 or any similar provision of federal, state or foreign law.

(b) No federal, state or local administrative proceedings or court proceedings, and to the knowledge of Central Jersey, no federal, state or local audits, examinations or investigations are presently pending with regard to any taxes or tax returns filed by or on behalf of Central Jersey or any of its subsidiaries.  Except as disclosed in Schedule 3.11(b), neither Central Jersey nor any of its subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any federal, state or local taxes due that is currently in effect, and deferred taxes of Central Jersey, have been adequately provided for in the Financial Statements of Central Jersey.

(c) Except as set forth on Schedule 3.11 (c), neither Central Jersey nor any of its subsidiaries has made any payment, is obligated to make any payment or is a party to any contract, agreement or other arrangement that could obligate it to make any payment that would exceed the amounts that are eligible to be a deduction under Section 280G or 162(m) of the Code.  Each of the Change of Control Agreements entered into by Central Jersey or any of its subsidiaries has been amended as may be necessary prior to the execution of this Agreement to provide that in no event shall payments required in accordance with each such agreement obligate any Party to make payments thereunder that would constitute an “excess parachute payment” in accordance with Section 280G of the Code and subject the recipient of such payments to the 20% tax detailed at Section 4999 of the Code.

(d) There has not been an ownership change, as defined in Section 382(g) of the Code, of Central Jersey that occurred during or after any taxable period in which Central Jersey incurred an operating loss that carries over to any taxable period ending after the fiscal year of Central Jersey immediately preceding the date of this Agreement.

(e) (i) Proper and accurate amounts have been withheld by Central Jersey and its subsidiaries from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local laws and regulations, and proper due diligence steps have been taken in connection with back-up withholding; (ii) federal, state and local returns have been filed by Central Jersey and its subsidiaries for all periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority; and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor have been included by Central Jersey in the Financial Statements of Central Jersey.

(f)  None of Central Jersey, Central Jersey Bank or any Central Jersey subsidiary has received any written notice that an audit or examination of any of its taxes or tax returns is pending.

(g)  None of Central Jersey, Central Jersey Bank or any Central Jersey subsidiary is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the Internal Revenue Service and no pending request for permission to change any accounting method has been submitted by Central Jersey, Central Jersey Bank or any Central Jersey subsidiary.

Section 3.12 Employee Benefit Plans.

(a)  Neither Central Jersey nor any of its subsidiaries maintains any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), except as set forth on Schedule 3.12(a) (the “Employee Benefit Plans”).  Central Jersey has, with respect to each such plan, delivered or made available to Kearny true and complete copies of: (i) all plan texts and agreements and related trust agreements or annuity contracts and any amendments thereto; (ii) all summary plan descriptions and material employee communications; (iii) the Form 5500 filed in each of the most recent three plan years (including all schedules thereto and the opinions of independent accountants); (iv) the most recent actuarial valuation (if any); (v) the most recent annual and periodic accounting of plan assets; (vi) if the plan is intended to qualify under Section 401(a), the most recent determination letter received from the Internal Revenue Service or opinion letter issued by the Internal Revenue Service with respect to a prototype plan; and (vii) all material communications with any governmental entity or agency (including, without limitation, the Department of Labor, Internal Revenue Service and the Pension Benefit Guaranty Corporation (“PBGC”)).

(b)  Neither Central Jersey nor any of its subsidiaries presently maintains, nor have any of them previously maintained or participated in any Employee Benefit Plan which is a “defined benefit plan” as such term is defined at Section 3(35) of ERISA.  Neither Central Jersey nor any of its subsidiaries (or any pension plan maintained by any of them) has incurred any liability to the PBGC or the Internal Revenue Service with respect to any pension plan qualified under Section 401 of the Code, except liabilities to the PBGC pursuant to Section 4007 of ERISA, all of which have been fully paid.  No reportable event under Section 4043(b) of ERISA (including events waived by PBGC regulation) has occurred with respect to any such pension plan.

(c)  At no time has Central Jersey or any of its ERISA Affiliates (as defined below) ever maintained, established, sponsored, participated in or contributed to an employee benefit plan subject to Title IV of ERISA.  The term “ERISA Affiliate” means a trade or business that is treated as a single employer with Central Jersey within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(d)  Neither Central Jersey nor any of its subsidiaries has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from, or agreed to participate in, any multi-employer plan as such term is defined in Section 3(37) of ERISA.

(e) All Employee Benefit Plans have been operated and administered in all material respects in accordance with their terms and all applicable law and are in material compliance with the applicable provisions of ERISA and the Code, including, but not limited to, COBRA, HIPAA and any applicable, similar state law and all requisite filings, disclosures and notices required by law have been made or given.  Neither Central Jersey nor any of its subsidiaries has any material liability under any such plan that is not reflected in the Financial Statements of Central Jersey or the Financial Regulatory Reports of Central Jersey Bank.  None of Central Jersey, any subsidiary of Central Jersey, any Employee Benefit Plan or any employee, administrator or agent thereof, is or has been in material violation of any applicable transaction code set rules under HIPAA §§ 1172-1174 or the HIPAA privacy rules under 45 CFR Part 160 and subparts A and E of Part 164.  No penalties have been imposed on Central Jersey, any Employee Benefit Plan, or any employee, administrator or agent thereof, under HIPAA § 1176 or § 1177.

For purposes of this Agreement, “COBRA” means the provision of Section 4980B of the Code and the regulations thereunder, and Part 6 of Subtitle B of Title I of ERISA and any regulations thereunder, and “HIPAA” means the provisions of the Code and ERISA as enacted by the Health Insurance Portability and Accountability Act of 1996.

(f) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA) has occurred with respect to any Employee Benefit Plan which would result in the imposition, directly or indirectly, of an excise tax under Section 4975 of the Code or a civil penalty under Section 502(i) of ERISA; and no actions have occurred which could result in the imposition of a penalty under any section or provision of ERISA.

(g) No Employee Benefit Plan which is a defined benefit pension plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements.

(h) Except as set forth in Schedule 3.12(h), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment or obligation (including, without limitation, severance, bonus, deferred compensation, retirement, unemployment compensation, golden parachute or otherwise) becoming due to any director or any officer or employee of Central Jersey or any of its subsidiaries under any Employee Benefit Plan or otherwise, (ii) increase any benefits or obligations otherwise payable under any benefit plan, (iii) result in any acceleration of the time of payment or vesting of any such benefits or obligations, (iv) result in or have the potential to result in a payment that will be deemed an “excess parachute payment” within the meaning of such term under Section 280G of the Code becoming due, or (v) result in a violation of Section 111 of the Emergency Economic Recovery Act of 2008 (“EESA”), as amended by the American Recovery and Reinvestment Act of 2009 (“ARRA”), and regulations adopted thereunder by the United States Department of the Treasury (collectively, the “Section 111 Rules”).

(i)  No Employee Benefit Plan is a multiemployer plan as defined in Section 414(f) of the Code or Section 3(37) or 4001(a)(3) of ERISA.  Central Jersey has never been a party to or participant in a multiemployer plan.

(j) There are no actions, liens, suits or claims pending or, to the Knowledge of Central Jersey or any of its subsidiaries, threatened (other than routine claims for benefits) with respect to any Employee Benefit Plan or against the assets of any Employee Benefit Plan.  No assets of Central Jersey or any of its subsidiaries are subject to any lien under Section 302(f) of ERISA or Section 412(n) of the Code.

(k) Each Employee Benefit Plan which is intended to qualify under Section 401(a) or 403(a) of the Code has received a favorable determination letter from the IRS to the effect that it so qualifies and its related trust is exempt from taxation under Section 501(a) of the Code or a favorable opinion letter from the IRS with respect to any Employee Benefit Plan that is set forth in a prototype or volume submitter plan document.  No event has occurred or circumstance exists that will or could give rise to a disqualification or loss of tax-exempt status of any such plan or trust.

(l) No Employee Benefit Plan is a multiple employer plan within the meaning of Section 413(c) of the Code or Section 4063, 4064 or 4066 of ERISA.  No Employee Benefit Plan is a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(m) Each employee pension benefit plan, as defined in Section 3(2) of ERISA, that is not qualified under Section 401(a) or 403(a) of the Code is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Section 201(2), 301(a)(3) and 401(a)(1) of ERISA.  No assets of Central Jersey or any of its subsidiaries are allocated to or held in a grantor trust or “rabbi trust” or similar funding vehicle.

(n) Except as set forth on Schedule 3.12(n), no Employee Benefit Plan provides benefits to any current or former employee of Central Jersey or any of its subsidiaries (including predecessor entities) following the retirement or other termination of service (other than coverage mandated by COBRA, the cost of which is fully paid by the current or former employee or his or her dependents).  Any such plan may be amended or terminated at any time by unilateral action of Central Jersey.

(o) With respect to each Employee Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves or otherwise properly footnoted in accordance with GAAP as consistently applied by Central Jersey on the Financial Statements of Central Jersey.  All contributions or premiums owed by Central Jersey or any subsidiary with respect to Employee Benefit Plans under law, contract or otherwise, have been made in full and on a timely basis.

(p) Except as set forth on Schedule 3.12(p), there are no contracts, plans or arrangements which provide for benefits to any current or former director or advisory director of Central Jersey or any of its subsidiaries (including any predecessor entities) following the retirement or other termination of service.  Any such plan may be amended or terminated at any time by unilateral action of Central Jersey.

(q) None of Central Jersey or any of its subsidiaries has made any payments nor are any of the entities obligated to make any payments that would violate the provisions of Section 409A of the Code and obligate the recipient of such payments to pay the additional tax detailed at Section 409A(a)(1)(B) of the Code.

(r) Each Employee Benefit Plan, other than any 401(k) plan, can be terminated or otherwise discontinued after the Effective Time of the Merger in accordance with its terms without liability to Kearny or any subsidiary (other than ordinary administrative expenses typically incurred in a termination event).

(s) No Employee Benefit Plan has received written notice that an IRS or U.S. Department of Labor examination is pending with respect to such Employee Benefit Plan, and to the knowledge of Central Jersey no Employee Benefit Plan is under any such examination and no Employee Benefit Plan has been submitted to a voluntary IRS or U.S. Department of Labor correction program.

Section 3.13 Title and Related Matters.

(a) Central Jersey and its subsidiaries have good and marketable title, and as to owned real property, have marketable title in fee simple absolute, to all assets and properties, real or personal, tangible or intangible, reflected as owned on the Financial Statements of Central Jersey or the Financial Regulatory Reports of Central Jersey Bank or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 2009), free and clear of all liens, encumbrances, mortgages, security interests, restrictions, pledges or claims, except for (i) those liens, encumbrances, mortgages, security interests, restrictions, pledges or claims reflected in the Financial Statements of Central Jersey and the Financial Regulatory Reports of Central Jersey Bank or incurred in the ordinary course of business after December 31, 2009, (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith, and (iii) liens, encumbrances, mortgages, security interests, pledges, claims and title imperfections that are not in the aggregate material to the financial condition, results of operations, business or prospects of Central Jersey.

(b) All agreements pursuant to which Central Jersey or any of its subsidiaries leases, subleases or licenses material real or material personal properties from others are valid, binding and enforceable in accordance with their respective terms, and there is not, under any of such leases or licenses, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or nonperformance, except for defaults which individually or in the aggregate would not have a Material Adverse Effect on Central Jersey.  Central Jersey or its

subsidiaries has all right, title and interest as a lessee under the terms of each lease or sublease, free and clear of all liens, claims or encumbrances (other than the rights of the lessor) as of the Effective Time of the Merger, and, except as set forth on Schedule 3.13(b), Kearny shall have the right to assume each lease or sublease pursuant to this Agreement and by operation of law.

(d) Except as set forth in Schedule 3.13(c), (i) all of the buildings, structures and fixtures owned, leased or subleased by Central Jersey and its subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations, and (ii) all of the material personal properties owned, leased or subleased by Central Jersey or its subsidiaries are in good operating condition and repair, subject only to ordinary wear and tear and/or minor defects which do not interfere with the continued use thereof in the conduct of normal operations.

Section 3.14 Real Estate.

(a) Schedule 3.14(a) identifies each parcel of real estate or interest therein owned, leased or subleased by Central Jersey or its subsidiaries or in which Central Jersey or any of its subsidiaries has any ownership or leasehold interest.

(b) Schedule 3.14(b) lists or otherwise describes each and every written or oral lease or sublease, together with the current name, address and telephone number of the landlord or sublandlord and the landlord’s property manager (if any), under which Central Jersey or any of its subsidiaries is the lessee of any real property and which relates in any manner to the operation of the businesses of Central Jersey or its subsidiaries.

(c) None of Central Jersey or any of its subsidiaries has violated, or is currently in violation of, any law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Schedules 3.14(a) and 3.14(b) including, but not limited to any law, regulation or ordinance relating to zoning, building, occupancy, environmental or comparable matter.

(d) As to each parcel of real property owned or used by Central Jersey or any of its subsidiaries, neither Central Jersey nor the subsidiary has received notice of any pending or, to the Knowledge of Central Jersey or the subsidiary, threatened condemnation proceedings, litigation proceedings or mechanic’s or materialmen’s liens.

Section 3.15 Environmental Matters.

(a) Each of Central Jersey, its subsidiaries, the Participation Facilities (as defined in Section 11.1 of this Agreement), and, to the Knowledge of Central Jersey or any of its subsidiaries, the Loan Properties (as defined in Section 11.1 of this Agreement) are, and have been, in material compliance, and there are no present circumstances that would prevent or interfere with the continuation of such material compliance with all applicable Environmental Laws.

             (b) There is no litigation pending or, to the Knowledge of Central Jersey or any of its subsidiaries, threatened before any court, governmental agency or board or other forum in which Central Jersey, any of its subsidiaries or any Participation Facility has been or, with respect to threatened litigation, may be, named as defendant (i) for alleged noncompliance (including by any predecessor), with respect to any Environmental Law (as defined below) or (ii) relating to the release into the environment of any Hazardous Material (as defined below), whether or not occurring at, on or involving a site owned, leased or operated by Central Jersey, its subsidiaries or any Participation Facility.

(c) There is no litigation pending or, to the Knowledge of Central Jersey or any of its subsidiaries, threatened before any court, governmental agency or board or other forum in which any Loan Property (or Central Jersey or any of its subsidiaries in respect of such Loan Property) has been named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on or involving a Loan Property.

(d) To the Knowledge of Central Jersey or any of its subsidiaries, there is no reasonable basis for any litigation of a type described in Section 3.15(b) and Section 3.15(c) of this Agreement.

(e) During the period of (i) ownership or operation by Central Jersey or any of its subsidiaries of any of its current properties, or (ii) participation by Central Jersey or any of its subsidiaries in the management of any Participation Facility, and to the Knowledge of Central Jersey and any of its subsidiaries, during the period of holding by Central Jersey or any of its subsidiaries of a security interest in any Loan Property, there have been no releases of Hazardous Material in, on, under or affecting such properties.

(f) Prior to the period of (i) ownership or operation by Central Jersey or any of its subsidiaries of any of its current properties, (ii) participation by Central Jersey or any of its subsidiaries in the management of any Participation Facility, or (iii) holding by Central Jersey or any of its subsidiaries of a security interest in any Loan Property, to the Knowledge of Central Jersey or any of its subsidiaries, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan Property.

(g) There are no underground storage tanks on, in or under any properties owned or operated by Central Jersey or any of its subsidiaries or any Participation Facility and, to the Knowledge of Central Jersey, no underground storage tanks have been closed or removed from any properties owned or operated by Central Jersey or any Participation Facility except in compliance with Environmental Law.

Section 3.16 Commitments and Contracts.

(a) Except as set forth in Schedule 3.16, neither Central Jersey nor any of its subsidiaries is a party or subject to any of the following (whether written or oral, express or implied):

(i) Any employment, severance or consulting contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director or employee, including in any such person's capacity as a consultant (other than those which either are terminable at will without any further amount being payable thereunder or as a result of such termination by Central Jersey or any of its subsidiaries);

(ii) Any labor contract or agreement with any labor union;

(iii) Any contract covenants which limit the ability of Central Jersey or any of its subsidiaries to compete in any line of business or which involve any restriction of the geographical area in which Central Jersey or any of its subsidiaries may carry on its businesses (other than as may be required by law or applicable regulatory authorities);

(iv) Any agreement which by its terms limits the payment of dividends by Central Jersey or any of its subsidiaries;

(v) Any lease or other agreements or contracts with annual payments aggregating $50,000 or more;

(vi) Any instrument evidencing or related to borrowed money (other than as lender, deposits, FHLB advances or securities sold under agreement to repurchase) or that contain financial covenants or other restrictions (other than those relating to the payment of principal and interest when due);

(vii) Any contract not terminable without cause within 60 day’s notice or less without penalty or that obligates Central Jersey for the payment of $50,000 annually over its remaining term;

(viii) Any other contract, agreement, commitment or understanding (whether or not oral) that is material to the financial condition, results of operations or business of Central Jersey or any of its subsidiaries, taken as a whole; and

(ix) Any other contract or agreement which would be required to be disclosed in reports filed by Central Jersey with the Securities and Exchange Commission (“SEC”), the Board of Governors of the Federal Reserve System (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”) or the Office of Comptroller of the Currency (the “OCC”).

Collectively, those contracts or agreements listed on Schedule 3.16 are referred to herein as the “Contracts”.  True and correct copies of Contracts have been provided to Kearny on or before the date hereof, as listed in the respective disclosure schedules and are in full force and effect on the date hereof.

(b) There is not, under any Contract to which Central Jersey or any of its subsidiaries is a party, any existing default or event of default, or any event which with notice or lapse of time, or both, would constitute a default or force majeure, or provide the basis for any other claim of excusable delay or non-performance.

(c) Except as set forth on Schedule 3.16(c), (i) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in termination of any of the Contracts or modify or accelerate any of the terms of such Contracts; and (ii) no consents are required to be obtained and no notices are required to be given in order for the Contracts to remain effective, without any modification or acceleration of any of the terms thereof, following the consummation of the transactions contemplated by this Agreement.

(d) Schedule 3.16(d) lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically data processing agreements) to which Central Jersey or any of its subsidiaries is a party.

(e) To the Knowledge of Central Jersey, there are no voting agreements, voting trusts or other agreements among shareholders of Central Jersey.

Section 3.17 Regulatory Matters.  Neither Central Jersey nor any of its subsidiaries has taken or agreed to take any action or has any Knowledge of any fact or has agreed to any circumstance that would materially impede or delay receipt of any Consents of any Regulatory Authorities referred to in this Agreement including, matters relating to the Community Reinvestment Act and protests thereunder.

Section 3.18 Registration Obligations.  Central Jersey is not under any obligation, contingent or otherwise, which will survive the Merger to register any of its securities under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws.

Section 3.19 Antitakeover Provisions.  Neither Central Jersey nor Central Jersey Bank is required to take any action to exempt Central Jersey, Central Jersey Bank, this Agreement and the Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.  The vote required to approve this Agreement is the affirmative vote of a majority of the votes cast by holders of Central Jersey Shares.

Section 3.20  Insurance.  Central Jersey and its subsidiaries are presently insured as set forth on Schedule 3.20, and during each of the past three calendar years have been insured, for such amounts against such risks as companies or institutions engaged in a similar business would, in accordance with good business practice, customarily be insured.  The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Central Jersey and its subsidiaries provide adequate coverage against loss, and the fidelity bonds in effect as to which Central Jersey or any of its subsidiaries is named an insured are sufficient for their purpose.  Such policies of insurance are listed and described in Schedule 3.20.

Section 3.21 Labor.

(a) No work stoppage involving Central Jersey or any of its subsidiaries is pending as of the date hereof or, to the Knowledge of Central Jersey or any of its subsidiaries, threatened.  Neither Central Jersey nor any of its subsidiaries is involved in, or, to the Knowledge of Central Jersey or any of its subsidiaries, threatened with or affected by, any proceeding asserting that Central Jersey or any of its subsidiaries has committed an unfair labor practice or any labor dispute, arbitration, lawsuit or administrative proceeding which might reasonably be expected to have a Material Adverse Effect on Central Jersey.  No union represents or, to the Knowledge of Central Jersey  or its subsidiaries, claims to represent any employees of Central Jersey or any of its subsidiaries, and, to the Knowledge of Central Jersey and its subsidiaries, no labor union is attempting to organize employees of Central Jersey or any of its subsidiaries.

(b) Central Jersey has made available to Kearny a true and complete list of all employees of Central Jersey and its subsidiaries as of the date hereof, together with the employee position, title, salary and date of hire.  Except as set forth on Schedule 3.16(a) hereto, no employee of Central Jersey or any of its subsidiaries has any contractual right to continued employment by Central Jersey or any of its subsidiaries.

(c) Central Jersey and its subsidiaries are in material compliance with all applicable laws and regulations relating to employment or the workplace, including, without limitation, provisions relating to wages, hours, collective bargaining, safety and health, work authorization, equal employment opportunity, immigration and the withholding of income taxes, unemployment compensation, workers compensation, employee privacy and right to know and social security contributions.

(d) Except as set forth on Schedule 3.21(d) hereto, there has not been, there is not presently pending or existing and, to the Knowledge of Central Jersey or any of its subsidiaries,  there is not threatened any proceeding against or affecting Central Jersey or any of its subsidiaries relating to the alleged violation of any Federal or State law or regulation pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Federal or State governmental body or regulatory agency, organizational activity, or other labor or employment dispute against or affecting Central Jersey or any of its subsidiaries.

Section 3.22 Compliance with Laws.  Central Jersey and its subsidiaries have materially complied with all applicable federal, foreign, state and local laws, regulations and orders, and is in material compliance with such laws, regulations and orders.  Except as disclosed in Schedule 3.22, none of Central Jersey or any of its subsidiaries:

(a) is in violation of any laws, orders or permits applicable to its business or the employees or agents or representatives conducting its business (other than where such violation will not, alone or in the aggregate, have a Material Adverse Effect on Central Jersey),

(b) has received a notification or communication from any agency or department of any federal, state or local governmental authority or any Regulatory Authority or the staff thereof (i) asserting that it is not in compliance with any laws or orders which such governmental authority or Regulatory Authority enforces (other than where such non-compliance will not, alone or in the aggregate, have a Material Adverse Effect on Central Jersey and its subsidiaries), (ii) threatening to revoke any permit or license other than licenses or permits the revocation of which will not, alone or in the aggregate, have a Material Adverse Effect on Central Jersey, (iii) requiring it to enter into any cease and desist order, formal agreement, commitment or memorandum of understanding, or to adopt any resolutions or similar undertakings, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any material manner, its operations, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit policies, management or business (other than regulatory restrictions generally applicable to national banks or their holding companies or restrictions applicable to participants in the TARP Capital Purchase Program);

(c) is aware of, has been advised of, or has any reason to believe that any facts or circumstances exist, which would cause it:  (i) to be deemed to be operating in violation in any material respect of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act of 2001, Public Law 107-56 (the “USA PATRIOT Act”), and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Central Jersey pursuant to 12 C.F.R. Part 30, Appendix B.  Furthermore, the Board of Directors of Central Jersey has adopted and Central Jersey has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that materially comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder; or

(d) has any “covered transactions” between Central Jersey Bank and an “affiliate” within the meaning of Sections 23A and 23B of the Federal Reserve Act and the regulations thereunder that are not in compliance with such provisions.

Section 3.23 Transactions with Management.  Except for (a) deposits, all of which are on terms and conditions comparable to those made available to other customers of Central Jersey at the time such deposits were entered into, (b) the loans listed on Schedule 3.5 or arm’s length loans to employees entered into in the ordinary course of business, (c) compensation arrangements or obligations under employee benefit plans of Central Jersey or any of its subsidiaries set forth in Schedule 3.12, (d) any loans or deposit agreements entered into in the ordinary course with customers of Central Jersey or Central Jersey Bank and (e) amounts paid for services which have been disclosed in Central Jersey’s filings with the SEC, there are no contracts with or commitments to directors, officers or employees involving the expenditure of more than $10,000 as to any one individual, including, with respect to any business directly or indirectly controlled by any such person, or $10,000 for all such contracts for commitments in the aggregate for all such individuals.

Section 3.24 Derivative Contracts.  None of Central Jersey or any of its subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or agreement, or any other contract or agreement not included in Financial Statements of Central Jersey which is a financial derivative contract (including various combinations thereof) (“Derivative Contracts”), except for those Derivative Contracts set forth in Schedule 3.24.

       Section 3.25 Deposits.  None of the deposits of Central Jersey Bank are “brokered” deposits as such term is defined in the Rules and Regulations of the FDIC or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of any affiliate of Central Jersey’s.

Section 3.26  Controls and Procedures.

(a) Central Jersey and its subsidiaries have devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Central Jersey and its subsidiaries; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material properties and assets of Central Jersey and its subsidiaries is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of Central Jersey and its subsidiaries; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(b) Central Jersey has in place “disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to allow Central Jersey’s management to make timely decisions regarding required disclosures and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Central Jersey required under the Exchange Act.

(c) Central Jersey has designed and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance concerning the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP as consistently applied by Central Jersey, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP as consistently applied by Central Jersey and to maintain asset accountability, (ii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iii) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

(d) No personal loan or other extension of credit by Central Jersey or any Central Jersey subsidiary to any of its or their executive officers or directors has been made or modified (other than as permitted by Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act).

(e) Since January 1, 2006, (i) neither Central Jersey nor any of Central Jersey’s subsidiaries nor, to the Knowledge of Central Jersey, any director, officer, employee, auditor, accountant or representative of Central Jersey or any of Central Jersey subsidiaries has received any written complaint, allegation, assertion, or claim that Central Jersey or any Central Jersey subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls and (ii) no attorney representing Central Jersey or any Central Jersey subsidiary, whether or not employed by Central Jersey or any Central Jersey subsidiary, has reported evidence of a material violation of U.S. federal or state securities laws, a material breach of fiduciary duty or similar material violation by Central Jersey, any of Central Jersey’s subsidiaries or any of their respective officers, directors, employees or agents to any officer of Central Jersey, the Board of Directors of Central Jersey or any member or committee thereof.

Section 3.27 SEC Filings  Central Jersey has filed all forms, reports and documents required to be filed by Central Jersey with the SEC since January 1, 2007 (collectively, the Central Jersey SEC Reports”).  The Central Jersey SEC Reports (i) at the time they were filed, complied in all material respects with the applicable requirements of the Securities Act, and the Exchange Act, as the case may be, (ii) did not at the time they were filed (or if amended or superseded by filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Central Jersey SEC Reports or necessary in order to make statements in the Central Jersey SEC Reports, in light of the circumstances under which they were made, not misleading.

Section 3.28 Proxy Materials.  None of the information relating to Central Jersey to be included in the Proxy Statement which is to be mailed to the shareholders of Central Jersey in connection with the solicitation of their approval of this Agreement will, at the time such Proxy Statement is mailed or at the time of the meeting of shareholders to which such Proxy Statement relates, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make a statement therein not false or misleading.

Section 3.29 Deposit Insurance.  The deposit accounts of Central Jersey Bank are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “Act”).  Central Jersey has paid all regular premiums, required prepayments of premiums and special assessments and filed all reports required under the Act.

Section 3.30 Intellectual Property.  Schedule 3.30 sets forth all (i) trademarks, tradenames, service marks or other trade rights, whether or not registered, and all pending applications for any such registrations, (ii) copyrights, copyrightable materials or pending applications therefore, (iii) trade secrets, (iv) inventions, discoveries, designs and drawings, (v) computer software, and (vi) patents and patent applications owned, licensed or otherwise used by Central Jersey and any of its subsidiaries (collectively the “Intellectual Property Rights”).  Neither Central Jersey nor any of its subsidiaries has granted to any Person any license, option or other rights to use in any manner any of the Intellectual Property Rights, whether requiring the payment of royalties or not.  The Intellectual Property Rights will not cease to be the rights of Central Jersey, or its successor, or be impaired by reason of performance of this Agreement or the consummation of the transactions contemplated hereby.  No other Person (i) has notified Central Jersey or any of its subsidiaries that such Person claims any ownership or right of use of the Intellectual Property Rights or, (ii) to the Knowledge of Central Jersey or any of its subsidiaries, is infringing upon any Intellectual Property Rights of Central Jersey or any of its subsidiaries.  To the Knowledge of Central Jersey and its subsidiaries, the use of the Intellectual Property Rights does not conflict with, infringe upon or otherwise violate the valid rights of any Person.  No written notice has been received and not fully resolved and no action has been instituted or, to the Knowledge of Central Jersey and its subsidiaries, threatened against Central Jersey or any of its subsidiaries alleging that the use of the Intellectual Property Rights infringes upon or otherwise violates the rights of any Person.

Section 3.31 Fairness Opinion.  Prior to the execution of this Agreement, Central Jersey has received an opinion from Sandler to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of Central Jersey from a financial point of view (the “Fairness Opinion”).  Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.32 No Trust Powers.  Neither Central Jersey nor any of its subsidiaries exercise trust powers or acts as a fiduciary, trustee, agent, custodian, personal representative, guardian, conservator or investment advisor with respect to assets held other than acting as a trustee or custodian with respect to IRA accounts related to insured deposits or as trustee or custodian for other insured deposits held.

Section 3.33 Indemnification.  Except as set forth in Schedule 3.33 and except as provided in its indemnification agreement with Sandler, or the Certificate of Incorporation and By-laws of Central Jersey, Central Jersey is not a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of Central Jersey (a “Covered Person”), and, except as set forth in Schedule 3.33, to Central Jersey’s Knowledge, there are no claims for which any Covered Person would be entitled to indemnification under the Certificate of Incorporation and By-laws of Central Jersey, or under the governing documents of any of Central Jersey’s subsidiaries, applicable law, regulation or any indemnification agreement.

Section 3.34  Investment Securities.  Except as set forth on Schedule 3.34, no investment security or mortgage backed security held by Central Jersey or any of its subsidiaries, were it held as a loan, would be classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned,” “special mention,” “credit risk assets,” or any comparable classifications.

Section 3.35 Untrue Statements and Omissions.  No representation or warranty contained in Article 3 of this Agreement or in the Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF KEARNY

Kearny and Kearny Bank hereby represent and warrant to Central Jersey and Central Jersey Bank as follows as of the date hereof and as of all times up to and including the Effective Time of the Merger (except as otherwise provided):

Section 4.1 Organization and Related Matters of Kearny.

(a) Kearny is a corporation duly organized, validly existing and in good standing under federal law.  Kearny has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted and Kearny is licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by Kearny, or the character or location of the properties and assets owned or leased by Kearny makes such licensing or qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Kearny.  Kearny is duly registered as a savings and loan holding company under the savings and loan holding company provisions of the Home Owners’ Loan Act, as amended.  True and correct copies of the Charter of Kearny and the Bylaws of Kearny, each as amended to the date hereof, have been made available to Central Jersey.

(b) Kearny Bank is a federal savings bank, duly organized, validly existing and in good standing under the laws of the United States.  Kearny Bank has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted.  All of the issued and outstanding shares of capital stock of Kearny Bank are owned by Kearny free and clear of all liens and encumbrances and adverse claims thereto.  True and correct copies of the Charter and the Bylaws of Kearny Bank, each as amended to the date hereof, have been delivered to Central Jersey.

(c) Each direct and indirect subsidiary of Kearny (other than Kearny Bank) is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each subsidiary has the corporate or requisite power and authority to own or lease all of its properties and assets and to carry on its business as such business is now being conducted, and is duly licensed or qualified to do business in all such places where the nature of the business being conducted by each subsidiary or the character or location of the properties and assets owned or leased by each subsidiary make such qualification necessary, except where the failure to be so licensed or qualified (or steps necessary to cure such failure) would not have a Material Adverse Effect on Kearny.

(d) Kearny has in effect all federal, state, local and foreign governmental, regulatory and other authorizations, permits and licenses necessary for it to own or lease its properties and assets and to carry on its business as now conducted, the absence of which, either individually or in the aggregate, would have a Material Adverse Effect on Kearny.

Section 4.2 Authorization.  The execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby and in any related agreements, have been duly authorized by the Boards of Directors of Kearny and Kearny Bank, and no other corporate or other proceedings on the part of Kearny and Kearny Bank are or will be necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement is the valid and binding obligation of Kearny and Kearny Bank enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.  Neither the execution, delivery or performance of this Agreement by Kearny or Kearny Bank nor the consummation of the transactions contemplated hereby will (i) violate any provision of the respective charter documents of Kearny or Kearny Bank or, (ii) assuming that any necessary Consents are duly obtained, (A) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by or result in the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Kearny or Kearny Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, permit, lease, agreement or other instrument or obligation to which Kearny or Kearny Bank is a party, or by which Kearny or Kearny Bank or any of their subsidiaries or any of its properties or assets may be bound or affected, (B) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Kearny or Kearny Bank or any of its subsidiaries or any of their material properties or assets, except for (X) such conflicts, breaches or defaults as are set forth in Schedule 4.2; and (Y) with respect to (B) above, such as individually or in the aggregate will not have a Material Adverse Effect on Kearny.

Section 4.3 Consents and Approvals.  Except for (i) the Consents of the Regulatory Authorities; (ii) approval of this Agreement by the shareholders of Central Jersey; and (iii) as disclosed in Schedule 4.3, no consents or approvals by, or filings or registrations with, any third party or any public body, agency or authority are necessary in connection with the execution and delivery by Kearny and Kearny Bank of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby.

Section 4.4 Proxy Materials.  None of the information relating solely to Kearny or any of its subsidiaries to be included or incorporated by reference in the Proxy Statement which is to be mailed to the shareholders of Central Jersey in connection with the solicitation of their approval of this Agreement will, at the time such Proxy Statement is mailed or at the time of the meeting of shareholders of Central Jersey to which such Proxy Statement relates, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make a statement therein not false or misleading.

Section 4.5 Regulatory Matters.  Kearny has not agreed to take any action, has no knowledge of any fact and has not agreed to any circumstance that would materially impede or delay receipt of any Consent from any Regulatory Authority referred to in this Agreement including matters relating to the Community Reinvestment Act.

Section 4.6 Absence of Certain Changes or Events.  Since December 31, 2009, there has not been any change or any event which has had, or is reasonably likely to have, a Material Adverse Effect on Kearny, or a combination of such changes or events which has had, or is reasonably likely to have, a Material Adverse Effect on Kearny and no fact or condition exists as of the date hereof which might reasonably be expected to cause any such change or event in the future.

Section 4.7 Deposit Insurance.  The deposit accounts of Kearny Bank are insured by the FDIC in accordance with the provisions of the Act.  Kearny Bank has paid all regular premiums, required prepayments and special assessments and filed all reports required under the Act.

Section 4.8 Access to Funds.  Kearny has, and on the Closing Date will have, access to all funds necessary to consummate the Merger and pay the aggregate Merger Consideration.

Section 4.9 Untrue Statements and Omissions.  No representation or warranty contained in Article 4 of this Agreement or in the Schedules of Kearny or Kearny Bank contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of the Business of the Parties.

(a) During the period from the date of this Agreement to the Effective Time of the Merger, Central Jersey shall, and shall cause its subsidiaries to, (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, (ii) use its best efforts to maintain and preserve intact its business organization, employees, goodwill with customers and advantageous business relationships and retain the services of its officers and key employees, (iii) use its best efforts to preserve for itself and Kearny the goodwill of the customers of Central Jersey and its subsidiaries and others with whom business relationships exist, and (iv) except as required by law or regulation, take no action which would adversely affect or delay the ability of Central Jersey or Kearny to obtain any Consent from any Regulatory Authority or other approvals required for the consummation of the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

(b) During the period from the date of this Agreement to the Effective Time of the Merger, except as required by law or regulation, neither Central Jersey nor any of its subsidiaries shall, without the prior written consent of Kearny which shall not be unreasonably withheld:

(i) change, delete or add any provision of or to the Certificate of Incorporation or Bylaws or other governing documents of any such entity;

(ii) except for the issuance of Central Jersey Shares upon the exercise of Central Jersey Options prior to the Effective Time of the Merger, change the number of shares of its authorized, issued or outstanding capital stock, including any issuance, purchase, redemption, split, combination or reclassification thereof, or issue or grant any option, warrant, call, commitment, subscription, right or agreement to purchase relating to its capital stock, or declare, set aside or pay any dividend or other distribution with respect to its outstanding capital stock other than the required dividends on the Central Jersey Preferred Shares and on the trust preferred securities issued by MCBK Capital Trust I;

(iii) incur any material liabilities or material obligations (other than deposit liabilities and short-term borrowings in the ordinary course of business), whether directly or by way of guaranty, including any obligation for borrowed money, or whether evidenced by any note, bond, debenture, or similar instrument;

(iv) except as set forth in Schedule 5.1(b)(iv), make any capital expenditures individually in excess of $10,000 other than expenditures necessary to maintain existing assets in good repair;

(v) sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interest therein;

(vi) except as set forth in Schedule 5.1(b)(vi), pay any bonuses to any employee, officer, director or other person; enter into any new, or amend in any respect any existing, employment, consulting, non-competition or independent contractor agreement with any person; alter the terms of any existing incentive bonus or commission plan; adopt any new or amend in any material respect any existing employee benefit plan except as may be required by law; grant any general increase in compensation or pay any bonuses to its employees as a class or to its officers or employees except for salary increases made in the ordinary course and of not more than five percent (5%) in the aggregate of the previous year’s aggregate payroll for all employees and following not less than three business days prior notice to Kearny; grant any increase in fees or other compensation or in other benefits to any of its directors; or effect any change in any material respect in retirement benefits to any class of employees or officers, except as required by law;

(vii) other than asset forth in Schedule 5.1(b)(vii), enter into or extend any agreement, lease or license relating to real property, personal property, data processing or bankcard functions that involves an aggregate of $10,000 or more;

(viii) acquire or agree to acquire five percent (5%) or more of the assets or equity securities of any Person or acquire direct or indirect control of any Person other than in connection with foreclosures in the ordinary course of business; provided however, Central Jersey shall consult with Kearny with respect to any such foreclosures;

(ix) originate, purchase, extend or grant any loan in principal amount up to $500,000 without giving Kearny prompt notice of such loans as soon as administratively feasible or originate, purchase, extend or grant any loan in principal amount in excess of $500,000 without permitting a designated representative of Kearny the opportunity to view such loan in advance or attend the loan committee meeting at which such extension of credit will be considered and the opportunity to discuss such proposed extension of credit with the loan committee;

(x) file any applications or make any contract with respect to branching by Central Jersey Bank (whether de novo, purchase, sale or relocation) or acquire or construct, or enter into any agreement to acquire or construct, any interest in real property;

(xi) form any new subsidiary;

(xii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practices;

(xiii) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 or Article 8 not being satisfied;

(xiv) purchase or sell or otherwise acquire any investment securities other than in the ordinary course of business consistent with past practices and in accordance with Central Jersey’s investment policy;

(xv) commence any cause of action or proceeding other than in accordance with past practice or settle any action, claim, arbitration, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry or other proceeding against it for material money damages or material restrictions upon any of their operations;

(xvi) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing agreement or indebtedness to which it is a party, other than in the ordinary course of business, consistent with past practice;

(xvii) enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate other than pursuant to existing policies;

(xviii) enter into any futures contract, option, interest rate caps, interest rate floors, interest rate exchange agreement or other agreement, or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xix) except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance thereunder, take any action that would give rise to a right of payment to any individual under any employment agreement (other than salary earned for prior service);

(xx) make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other material banking policies in any material respect except as may be required by changes in applicable law or regulations or by a Regulatory Authority or changes in GAAP, as advised by Central Jersey’s independent public accountants;

(xxi) except for the execution of this Agreement, and the transactions contemplated therein, take any action that would give rise to an acceleration of the right to payment to any individual under any Employee Benefit Plan;

(xxii) purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(xxiii) foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or if such assessment indicates the presence of Hazardous Material or an underground storage tank;

(xxiv) make any written communications to the directors, officers or employees of Central Jersey, Central Jersey Bank or any Central Jersey subsidiary pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement without first providing Kearny with a copy or description of the intended communication, which Kearny shall promptly review and comment on, and Kearny and Central Jersey shall cooperate in providing any such mutually agreeable communication; or

(xxv) terminate any individual that is a party to an employment contract or change of control agreement prior to the Effective Time of the Merger other than termination for “cause” as such term is defined in the applicable agreement.

Section 5.2 Current Information.

(a) Central Jersey.  During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, Central Jersey will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of Kearny and to report the general status of the ongoing operations of Central Jersey.  Central Jersey will promptly notify Kearny of any material change in the normal course of business or the operations or the properties of Central Jersey, any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting Central Jersey, the institution or the threat of material litigation, claims, threats or causes of action involving Central Jersey, and will keep Kearny fully informed of such events.  Central Jersey will furnish to Kearny, promptly after the preparation and/or receipt by Central Jersey thereof, copies of its unaudited monthly and quarterly periodic financial statements and Call Reports for the applicable periods then ended, and such financial statements and Call Reports shall, upon delivery to Kearny, be treated, for purposes of Section 3.3 hereof, as among the Financial Statements of Central Jersey and the Financial Regulatory Reports of Central Jersey Bank, as applicable.

(b) Kearny.  Kearny will promptly notify Central Jersey of any material change in the normal course of business or the operations or properties of Kearny, any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) affecting Kearny, the institution or threat of material litigation, claims, threats or causes of action involving Kearny and will keep Central Jersey fully informed of such events.

Section 5.3 Access to Properties; Personnel and Records; Systems Integration.

(a) During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, each Party and its subsidiaries, if any, shall permit the other Party or its agents full access, during normal business hours, to its properties, and shall disclose and make available (together with the right to copy) to the other Party and to its internal auditors, loan review officers, attorneys, accountants and other representatives, all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of such Party, including all books of account (including the general ledger), tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory agency, examination reports, correspondence with regulatory or taxing authorities, documents relating to assets, titles, abstracts, appraisals, consultant’s reports, plans affecting employees, securities transfer records and shareholder lists, and any other assets, business activities or prospects in which the other Party may have a reasonable interest, and each Party shall use their reasonable best efforts to provide to the other Party and its representatives access to the work papers of such Party.  During the period from the date of this Agreement to the Effective Time of the Merger or the time of termination or abandonment of this Agreement, Central Jersey shall provide to Kearny with as much notice as possible of all special and regular meetings of the Central Jersey Board of Directors and committees thereof and Central Jersey will invite a Kearny representative to attend all such meetings and provide Kearny with a copy of the board packages in advance of such meetings and a copy of the minutes of such meetings promptly thereafter; provided, however, that any such Kearny representative shall, at the request of the Central Jersey Board of Directors or any committee thereof, as the case may be, recuse himself or herself from any such meeting in the event that this Agreement or any Acquisition Transaction is the subject of discussion or if counsel to Central Jersey advises that such recusal is required to preserve the attorney-client privilege with respect to any specific matter.  Central Jersey shall provide information not less than weekly regarding the business activities and operations of Central Jersey and all Parties will establish procedures for coordinating and monitoring of transition activities.  No Party shall be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, order or judgment or would violate any confidentiality agreement entered into by Central Jersey prior to the date hereof; provided that each Party shall cooperate with the other Party in seeking to obtain Consents from appropriate Parties under whose rights or authority access is otherwise restricted.  The foregoing rights granted shall not, whether or not and regardless of the extent to which the same are exercised, affect the representations and warranties made in this Agreement.

(b) All information furnished by the Parties hereto pursuant to this Agreement, whether furnished before or after the date of this Agreement, shall be treated as the sole property of the Party providing such information until the consummation of the Merger contemplated hereby and, if such transaction shall not occur, the Party receiving the information shall return to the Party which furnished such information, all documents or other materials containing, reflecting or referring to such information, shall use its best efforts to keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purposes.  The obligation to keep such information confidential shall continue for two (2) years from the date the proposed transactions are abandoned but shall not apply to (i) any information which (A) the Party receiving the information was already in possession of prior to disclosure thereof by the Party furnishing the information, (B) was then available to the public, or (C) became available to the public through no fault of the Party receiving the information; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction or regulatory agency; provided, however, the Party which is the subject of any such legal requirement or order shall use its best efforts to give the other Party at least ten (10) business days prior notice thereof.  Each Party hereto acknowledges and agrees that a breach of any of their respective obligations under this Section 5.3 would cause the other irreparable harm for which there is no adequate remedy at law, and that, accordingly, each is entitled to injunctive and other equitable relief for the enforcement thereof in addition to damages or any other relief available at law.  Without the consent of the other Party, neither Party shall use information furnished to such Party other than for the purposes of the transactions contemplated hereby.

(c) From and after the date hereof, Central Jersey shall, and shall cause its directors, officers and employees to, and shall make all reasonable efforts to cause Central Jersey’s data processing service providers to, cooperate and assist Kearny in connection with an electronic and systematic conversion of all applicable data regarding Central Jersey to Kearny Bank’s system of electronic data processing.  In furtherance of, and not in limitation of, the foregoing, Central Jersey shall make reasonable arrangements during normal business hours to permit personnel and representatives of Kearny Bank to train Central Jersey’s employees in Kearny Bank’s system of electronic data processing as may be deemed necessary by Kearny. Central Jersey shall permit Kearny to train the Central Jersey employees during the one-month period before the anticipated Effective Time of the Merger with regard to Kearny’s operations, policies and procedures at Kearny’s sole cost and expense.  This training may take place at either Central Jersey’s branch offices or at Kearny’s corporate headquarters at such times to be determined in cooperation with Central Jersey and shall be conducted in a manner so as to not interfere with the business operations of Central Jersey.

Section 5.4 Proxy Statement/Approval of Shareholders.

(a) Central Jersey shall prepare the Proxy Statement and shall permit Kearny to review and comment on such Proxy Statement prior to its filing with the SEC, such filing to occur within 45 days of the date of this Agreement.  Central Jersey shall inform Kearny of any and all comments it receives from the SEC on the preliminary Proxy Statement and shall permit Kearny to review and comment on any revised versions prior to filing with the SEC and the final Proxy Statement prior to mailing to its shareholders.

(b)           Central Jersey will take all steps necessary under applicable laws to call, give notice of, convene and hold a meeting of its shareholders at such time as may be mutually agreed to by the Parties for the purpose of approving this Agreement and the transactions contemplated hereby and for such other purposes consistent with the complete performance of this Agreement as may be necessary or desirable (the “Central Jersey Shareholders’ Meeting”), at such time as may be mutually agreed to by the parties (but in no event later than 60 days after the clearance of the Proxy Statement by the SEC).  The Board of Directors of Central Jersey will recommend to its shareholders the approval of this Agreement and the transactions contemplated hereby and Central Jersey will use its best efforts to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated hereby.

Section 5.5 No Other Bids.  Except with respect to this Agreement and the transactions contemplated hereby, neither Central Jersey nor any “Affiliate” (as defined herein) thereof, nor any investment banker, attorney, accountant or other representative (collectively, “representative”) retained by Central Jersey shall directly or indirectly (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any “Acquisition Transaction” (as defined below) by any other party or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish any information with respect to, or otherwise cooperate in any way with, any Acquisition Transaction.  Neither Central Jersey nor any Affiliate or representative thereof shall furnish any non-public information that it is not legally obligated to furnish or negotiate or enter into any agreement or contract with respect to any Acquisition Transaction, and shall direct and use its reasonable efforts to cause its affiliates or representatives not to engage in any of the foregoing.  Central Jersey shall promptly notify Kearny orally and in writing in the event that it receives any inquiry or proposal relating to any such Acquisition Transaction.  Central Jersey shall immediately cease and cause to be terminated as of the date of this Agreement any existing activities, discussions or negotiations with any other parties conducted heretofore with respect to any of the foregoing.  Notwithstanding the foregoing provisions of this Section 5.5, in the event that, prior to obtaining shareholder approval of the Merger, Central Jersey receives an unsolicited bona fide written proposal for an Acquisition Transaction not solicited in violation of this Agreement, and the Central Jersey Board concludes in good faith (after consultation with its outside counsel and financial advisor) (i) it is legally necessary for the proper discharge of its fiduciary duties to respond to such Acquisition Transaction and (ii) such Acquisition Transaction constitutes a “superior proposal” (as defined below), Central Jersey may furnish or cause to be furnished confidential information or data to the third party making such proposal and participate in negotiations or discussions, provided that prior to providing (or causing to be provided) any confidential information or data permitted to be provided pursuant to this sentence, Central Jersey shall have entered into a confidentiality agreement with such third party on terms no less restrictive to Central Jersey than the confidentiality agreement with Kearny, and provided further that Central Jersey also shall provide to Kearny a copy of any such confidential information or data that it is providing to any third party pursuant to this Section 5.5 to the extent not previously provided or made available to Kearny.  Central Jersey shall promptly advise Kearny orally and in writing of any Acquisition Transaction, the material terms and conditions of any such Acquisition Transaction (including any changes thereto) and the identity of the person making any such Acquisition Transaction. Central Jersey shall (i) keep Kearny fully informed in all material respects of the status and details (including any change to the terms thereof) of any Acquisition Transaction, (ii) provide to Kearny as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Central Jersey or any Central Jersey subsidiary from any person that describes any of the terms or conditions of any Acquisition Transaction (including any draft acquisition agreement) and (iii) keep Kearny fully informed in all material respects of the status and details of any determination by Central Jersey’s Board of Directors with respect to any such Acquisition Transaction.

The term “Acquisition Transaction” shall, with respect to Central Jersey, mean any proposal for any of the following: (a) a merger or consolidation, or any similar transaction (other than the Merger) of any company with Central Jersey, (b) a purchase, lease or other acquisition of all or substantially all the assets of Central Jersey, (c) a purchase or other acquisition of “beneficial ownership” by any “person” or “group” (as such terms are defined in Section 13(d)(3) of the Exchange Act) (including by way of merger, consolidation, share exchange, or otherwise) which would cause such person or group to become the beneficial owner of securities representing 24.9% or more of the voting power of Central Jersey, or (d) a tender or exchange offer to acquire securities representing 24.9% or more of the voting power of Central Jersey. “Superior proposal” means an Acquisition Transaction which the Board of Directors of Central Jersey reasonably determines (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the shareholders of Central Jersey from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Kearny in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

Section 5.6 Notice of Deadlines.  Schedule 3.16(d) lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which Central Jersey is a Party.

Section 5.7 Maintenance of Properties; Certain Remediation and Capital Improvements.  Central Jersey will use commercially reasonable efforts to maintain its respective properties and assets in satisfactory condition and repair for the purposes for which they are intended, ordinary wear and tear excepted.

Section 5.8 Environmental Audits.  Upon the written request of Kearny, which request shall occur within forty (40) days of the date hereof, Central Jersey will, at Kearny’s expense, with respect to each parcel of real property that Central Jersey owns, procure and deliver to Kearny, an environmental audit, which audit shall be reasonably acceptable to and shall be conducted by a firm reasonably acceptable to Kearny.

Section 5.9 Title Insurance.  Upon the written request of Kearny, which request shall occur within forty (40) days of the date hereof, Central Jersey will, at Kearny’s expense, with respect to each parcel of real property that Central Jersey owns, procure and deliver to Kearny, at least forty (40) days prior to the Effective Time of the Merger, a commitment to issue owner’s title insurance in such amounts and by such insurance company reasonably acceptable to Kearny, which policy shall be free of all material exceptions to Kearny’s reasonable satisfaction.

Section 5.10 Surveys.  Upon the written request of Kearny, which request shall occur within forty (40) days of the date hereof, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 5.9, Central Jersey, at Kearny’s expense, will procure and deliver to Kearny at least thirty (30) days prior to the Effective Time of the Merger, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to Kearny, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof (the “Survey”).  The Survey shall not disclose any survey defect or encroachment from or onto such real property that has not been cured or insured prior to the Effective Time of the Merger.

Section 5.11 Consents to Assign and Use Leased Premises.  With respect to the leases disclosed in Schedule 3.14(b), Central Jersey will obtain all Consents necessary to transfer and assign all right, title and interest of Central Jersey to Kearny Bank and to permit the use and operation of the leased premises by Kearny Bank as of the Closing.

Section 5.12 Compliance Matters.  Prior to the Effective Time of the Merger, Central Jersey shall take, or cause to be taken, all steps reasonably requested by Kearny to cure any deficiencies in regulatory compliance by Central Jersey or its subsidiaries; provided, however, neither Kearny nor Kearny Bank shall be responsible for discovering, nor shall Kearny have any liability resulting from, such deficiencies or attempts to cure them.

Section 5.13 Conforming Accounting and Reserve Policies.  Upon written confirmation from Kearny that all conditions to closing set forth in Articles 8 and 9 have been satisfied or waived, at the request of Kearny, Central Jersey shall immediately prior to Closing establish and take such reserves and accruals as Kearny reasonably shall request to conform Central Jersey’s loan, accrual, reserve and other accounting policies to the policies of Kearny Bank.

Section 5.14 Support Agreements.  Central Jersey shall deliver to Kearny as of the date of the Agreement, a Support Agreement in form and substance as set forth at Exhibit B, executed by each director and executive officer (including the CEO, CFO and COO) of Central Jersey.

Section 5.15 Disclosure Controls.

(a) Between the date of this Agreement and the Effective Time, (i) Central Jersey shall maintain disclosure controls and procedures that are effective to ensure that material information relating to Central Jersey and Central Jersey’s subsidiaries is made known to the President and Chief Executive Officer and Chief Financial Officer of Central Jersey to permit Central Jersey to record, process, summarize and report financial data in a timely and accurate manner; (ii) such officers shall promptly disclose to Central Jersey’s auditors and audit committee any significant deficiencies in the design or operation of internal controls which could adversely affect Central Jersey’s ability to record, process, summarize and report financial data, any material weaknesses identified in internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in Central Jersey’s internal controls; and (iii) Central Jersey shall take appropriate corrective actions to address any such significant deficiencies or material weaknesses identified in the internal controls.

(b) Between the date of this Agreement and the Effective Time, Central Jersey shall, upon reasonable notice during normal business hours, permit Kearny (a) to meet with the officers of Central Jersey and any Central Jersey subsidiary responsible for the financial statements of Central Jersey and each Central Jersey subsidiary and the internal control over financial reporting of Central Jersey and each Central Jersey subsidiary to discuss such matters as Kearny may deem reasonably necessary or appropriate concerning Kearny’s obligations under Sections 302 and 906 of the Sarbanes-Oxley Act; and (b) to meet with officers of Central Jersey and any Central Jersey subsidiary to discuss the integration of appropriate disclosure controls and procedures and internal control over financial reporting relating to Central Jersey and each Central Jersey subsidiary’s operations with the controls and procedures and internal control over financial reporting of Kearny for purposes of assisting Kearny in compliance with the applicable provisions of the Sarbanes-Oxley Act following the Effective Time.  Central Jersey shall, and shall cause its and each Central Jersey subsidiary’s respective employees and accountants to, fully cooperate with Kearny in the preparation, documentation, review, testing and all other actions Kearny deems reasonably necessary to satisfy the internal control certification requirements of Section 404 of the Sarbanes-Oxley Act.

Section 5.16 Bank Merger Agreement. Prior to the Effective Time, Kearny Bank and Central Jersey Bank shall have executed and delivered the Bank Merger Agreement substantially in the form annexed hereto as Exhibit D.

ARTICLE 6

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.1 Best Efforts; Cooperation.  Subject to the terms and conditions herein provided, each of the Parties hereto agrees to use its best efforts promptly to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or otherwise, including attempting to obtain all necessary Consents, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement.

Section 6.2 Regulatory Matters.

(a) As promptly as practicable following the execution and delivery of this Agreement, but in no event more than forty-five (45) days from the date hereof, Kearny and Central Jersey shall cause to be prepared and filed all required applications and filings with the Regulatory Authorities which are necessary or contemplated for the obtaining of the Consents of the Regulatory Authorities or consummation of the Merger.  Such applications and filings shall be in such form as may be prescribed by the respective government agencies and shall contain such information as they may require.  The Parties hereto will cooperate with each other and use their best efforts to prepare and execute all necessary documentation, to effect all necessary or contemplated filings and to obtain all necessary or contemplated permits, consents, approvals, rulings and authorizations of government agencies and third parties which are necessary or contemplated to consummate the transactions contemplated by this Agreement, including, without limitation, those required or contemplated from the Regulatory Authorities, and the shareholders of Central Jersey.  Each of the Parties shall have the right to review any filing made with, or written material submitted to, any government agencies in connection with the transactions contemplated by this Agreement.

(b) Each Party hereto will furnish the other Party with all information concerning itself, its subsidiaries, directors, trustees, officers, shareholders and depositors, as applicable, and such other matters as may be necessary or advisable in connection with any statement or application made by or on behalf of any such Party to any governmental body in connection with the transactions, applications or filings contemplated by this Agreement.  The Parties hereto will promptly furnish each other with copies of written communications received by them or their respective subsidiaries, if any, from, or delivered by any of the foregoing to, any governmental body in respect of the transactions contemplated hereby.

Section 6.3 Employment and Employee Benefits Matters.

(a) The Parties acknowledge that nothing in this Agreement shall be construed as constituting an employment agreement between Kearny or any of its affiliates and any officer or employee of Central Jersey or an obligation on the part of Kearny or any of its affiliates to employ any such officers or employees.

(b) Kearny will honor the Change of Control Agreements of Central Jersey set forth at Schedule 6.3(b), subject to the terms of the Addenda to the Change of Control Severance Agreement entered into between Kearny and Kearny Bank and certain officers of Central Jersey Bank, the form of which is attached as Exhibit C.  Such Schedule 6.3(b) includes a calculation of the severance payment amount giving effect to such Addenda and supporting data as detailed in such Change of Control Agreements calculated as of the date of this Agreement and to be updated in advance of the Effective Time.

(c)  Kearny shall merge the Central Jersey 401K plan into its 401K plan as soon as administratively feasible after the Effective Time.

(d) After the Merger, Kearny shall continue, except to the extent not consistent with law, Central Jersey’s health and welfare benefit plans, programs, insurance and other policies until such time as Kearny elects to take alternative action.  Central Jersey will assist Kearny before the Effective Time in reviewing such benefit plans and programs and will take such actions that may be requested by Kearny with respect to such plans to take effect not sooner than the Effective Time, unless otherwise consented to by Central Jersey.  In the event Kearny elects to terminate any of Central Jersey’s health and welfare benefit plans, programs, insurance and other policies, Central Jersey and Central Jersey Bank employees that continue as employees of Central Jersey, Kearny or Kearny Bank after the Effective Time (“Continuing Employees”) will become eligible to participate in the medical, dental, health and disability plans maintained by Kearny or Kearny Bank.  Kearny or Kearny Bank, as applicable, shall cause each such plan that shall be implemented as a replacement plan to such Central Jersey plan that is terminating to (i) waive any preexisting condition limitations to the extent such conditions for such participant are covered under the applicable Central Jersey medical, health, dental or disability plans, (ii) credit under such plans any current plan year deductible, co-payment and out-of-pocket expenses incurred by the employees and their covered dependents during the portion of the plan year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the plan enrollment date, unless such employee had not yet satisfied any similar limitation or requirement under the analogous Central Jersey Employee Benefit Plan prior to the enrollment date.

(e) Until the Effective Time, Central Jersey shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Sections 601 through 609 of ERISA (“COBRA”) with respect to each Central Jersey or Central Jersey Bank qualifying beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) before the Effective Time.  Kearny shall be liable for (i) all obligations for continued health coverage under COBRA with respect to each Central Jersey or Central Jersey Bank qualified beneficiary (as defined in COBRA) who incurs a qualifying event (as defined in COBRA) from and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each Central Jersey or Central Jersey Bank qualified beneficiary who incurs a qualifying event before the Effective Time.

(f) Employees of Central Jersey (other than those who are parties to a Change of Control agreement with Central Jersey) and of Central Jersey Bank as of the date of the Agreement who remain employed by Central Jersey or Central Jersey Bank as of the Effective Time and whose employment is terminated by Central Jersey, Kearny or Kearny Bank (absent termination for cause as determined by the employer) within twelve months after the Effective Time shall receive severance pay equal to two weeks of base weekly pay for each completed year of employment service commencing with any such employee’s most recent hire date with Central Jersey or any of its subsidiaries or any Person acquired by Central Jersey or any of its subsidiaries and ending with such employee’s termination date with Central Jersey, Kearny or Kearny Bank, with a minimum severance payment to an individual equal to four weeks of base pay and a maximum payment equal to 24 weeks of base pay.  Such severance pay will be made at regular payroll intervals.  Such severance payments will be in lieu of any severance pay plans that may be in effect at Central Jersey prior to the Effective Time.  If termination of any such employee’s employment occurs after the first anniversary of the Effective Time, then such employee shall be entitled to receive the severance pay under any severance pay plans that may be in effect at such time at Kearny or Kearny Bank, provided, that any such employee shall receive credit under any such plan for such employee’s service prior to the Effective Time to Central Jersey, any of its subsidiaries, and any Person acquired by Central Jersey or any of its subsidiaries.

(g) Kearny and Central Jersey will cooperate in establishing a retention bonus plan for certain employees of Central Jersey and Central Jersey Bank who remain employed at Central Jersey, Kearny or Kearny Bank for a period of up to six months after the Effective Time.  Prior to the Effective Time, Central Jersey and  Kearny shall mutually agree as to the proposed recipients of any retention bonuses, the amounts of any bonuses to be received by such recipients and the timing of such payments; provided, however, the aggregate retention bonus pool shall not exceed $300,000 and such bonuses shall be paid not later than six months after the Effective Time to those recipients who remain employed by Central Jersey, Kearny or Kearny Bank for the requisite time determined by mutual agreement of Central Jersey and Kearny.

(h) Continuing Employees shall be eligible to participate in the Kearny Employee Stock Ownership Plan not later than January 1, 2012 and such employees shall receive credit for prior employment service with Central Jersey or any of its subsidiaries and any Person acquired by Central Jersey or any of its subsidiaries for purposes of vesting service with respect to such plan.

Section 6.4 Indemnification.

(a) For a period of six (6) years after the Effective Time of the Merger, Kearny shall indemnify, defend and hold harmless each person entitled to indemnification from Central Jersey (each an “Indemnified Party”) against all liability arising out of actions or omissions occurring at or prior to the Effective Time of the Merger (including, without limitation, transactions contemplated by this Agreement) to the fullest extent which Central Jersey would have been permitted under any applicable law and its Certificate of Incorporation and By-laws (and Kearny shall also advance expenses, including, but not limited to, fees and disbursements of legal counsel as incurred).

(b) After the Effective Time of the Merger, directors, officers and employees of Central Jersey, except for the indemnification rights provided for in this Section 6.4 above, shall have indemnification rights having prospective application only.  These prospective indemnification rights shall consist of such rights to which directors, officers and employees of Kearny and its subsidiaries would be entitled under the Charter and Bylaws of Kearny or the particular subsidiary for which they are serving as officers, directors or employees and under such directors’ and officers’ liability insurance policy as Kearny may then make available to officers, directors and employees of Kearny and its subsidiaries.

(c) Kearny shall use its best efforts (and Central Jersey shall cooperate prior to the Effective Time of the Merger) to maintain in effect for a period of six (6) years after the Effective Time of the Merger Central Jersey’s existing directors’ and officers’ liability insurance policy (provided that Kearny may substitute therefor (i) policies with comparable coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii)with the consent of Central Jersey (given prior to the Effective Time of the Merger) any other policy with respect to claims arising from facts or events which occurred prior to the Effective Time of the Merger and covering persons who are currently covered by such insurance; provided, that Kearny shall not be obligated to make premium payments for such six (6) year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Central Jersey’s directors and officers, 150% of the annual premium payments on Central Jersey’s current policy, as in effect as of the date of this Agreement (the “Maximum Amount”).  If the amount of premium that is necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Kearny shall use its reasonable efforts to maintain the most advantageous policies of director’s and officer’s liability insurance obtainable for a premium equal to the Maximum Amount.

Section 6.5 Transaction Expenses of Central Jersey.

(a) Schedule 6.5(a) contains Central Jersey’s estimated budget of transaction-related expenses reasonably anticipated to be payable by Central Jersey in connection with this Agreement and the transactions contemplated thereunder, including any payments to be made in accordance with any employment agreements or bonus arrangements between any officer and Central Jersey to be made before or after the Effective Time of the Merger, based on facts and circumstances then currently known, the fees and expenses of counsel, accountants, investment bankers and other professionals.  Central Jersey shall use its best efforts to maintain expenses within the budget.

(b) Promptly after the execution of this Agreement, Central Jersey shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements within thirty (30) days.  Central Jersey shall review these invoices and track such expenses against the budget referenced above, and Central Jersey shall advise Kearny of such matters prior to payment of such invoices.

(c) Central Jersey shall cause its professionals to render monthly invoices within thirty (30) days after the end of each month.  Central Jersey shall advise Kearny monthly of such invoices for professional services, disbursements and reimbursable expenses which Central Jersey has incurred in connection with this Agreement prior to payment of such invoices, and Central Jersey shall track such expenses against the budget referenced above.

(d) Not later than two business days prior to the Closing Date, Central Jersey shall provide Kearny with an accounting of all transaction related expenses incurred by it through the Closing Date, including a good faith estimate of such expenses incurred or to be incurred through the Closing Date but as to which invoices have not yet been submitted or payments have not been made.  Central Jersey shall detail any variance of such transaction expenses to the budget set forth at Central Jersey Schedule 6.5(a) as of the date of the Agreement.

Section 6.6 Press Releases.  Kearny and Central Jersey agree that they will not issue any press release or other public disclosure related to this Agreement or the transactions contemplated hereby, without first consulting with the other Party as to the form and substance of such disclosures which may relate to the transactions contemplated by this Agreement, provided, however, that nothing contained herein shall prohibit either Party, following notification to the other Party, from making any disclosure which is required by law or regulation.

Section 6.7 Prior Notice and Approval Before Payments To Be Made.  No payments shall be made by Central Jersey to any director, officer or employee in accordance with any agreement, contract, plan or arrangement (including, but not limited to any employment agreement, severance arrangement, stock option, deferred compensation plan, bonus, vacation or leave plan or other compensation or benefits program), including payments upon the termination of such agreement, contract, plan or arrangement or upon the termination of employment or service of such recipient with Central Jersey, except to the extent that such intended payments (i) have been set forth in the Central Jersey Schedules furnished to Kearny at the date of this Agreement, (ii) are with prior written notice to Kearny of such intended payment, (iii) are made contemporaneous with the delivery of a written acknowledgement and release executed by the recipient and Central Jersey satisfactory to Kearny in form and substance, and (iv) are with the consent of Kearny.  Prior to Central Jersey making any such payments to any officer or director, Central Jersey, with the assistance of its tax accountants, shall determine that no such payments, if made, shall constitute an “excess parachute payment” in accordance with Section 280G of the Code and that such payment shall not exceed the deductibility limitations at Section 162(m) of the Code, and Central Jersey shall furnish Kearny with a detailed schedule related to such determination prior to making any such payments.

Section 6.8 Post Merger Activities of Central Jersey Directors.  Each non-employee member of the Board of Directors of Central Jersey as of the date of this Agreement shall be paid the sum of $10,000 as of the Effective Time of the Merger as consideration for the agreement not to compete for a period of one year after the Effective Time of the Merger, as set forth at Section 4 of the Support Agreement referenced as Exhibit B hereto and executed and delivered in accordance with Section 5.14 herein.  In addition, each individual who was formerly serving as a non-employee director on the Board of Directors of Central Jersey immediately prior to the date of this Agreement will be invited to become a member of the newly formed Central Jersey Community Advisory Board for Kearny Bank (the “Advisory Board”).  Kearny and Kearny Bank covenant and agree that the Advisory Board shall stay in place for a minimum of two years from the Effective Time of the Merger.  Each director accepting such appointment to the Advisory Board will be compensated for such active service at an annual rate of $8,000 during the first year following the Effective Time of the Merger to be paid quarterly in arrears based upon attendance of not less than one meeting of such Advisory Board during each three calendar month period, and such Advisory Directors shall agree not to compete with the business of Kearny and Kearny Bank while serving as an Advisory Director and a period of one year thereafter.  Such Advisory Directors shall be paid at the annual rate of $18,000 per annum during the second year of service on such Advisory Board.

Section 6.9 Notification of Certain Matters.  Each Party shall give prompt notice to the others of (a) any event, condition, change, occurrence, act or omission which causes any of its representations hereunder to cease to be true in all material respects (or, with respect to any such representation which is qualified as to materiality, causes such representation to cease to be true in all respects); and (b) any event, condition, change, occurrence, act or omission which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to have, a Material Adverse Effect on such Party. Each of Central Jersey and Kearny shall give prompt notice to the other Party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement.

Section 6.10 Central Jersey Division.  Kearny will operate Central Jersey Bank after the Effective Time as the Central Jersey Bank, a division of Kearny Federal Savings Bank, for a period of not less than eighteen months.

Section 6.11 Community Charitable Foundation.  Upon the Effective Time, Kearny will take such actions as may be necessary to add the communities served by Central Jersey Bank to the target charitable community designation region served by the The Kearny Federal Savings Charitable Foundation.

Section 6.12 Supplemental Indenture.  Prior to the Effective Time of the Merger, Central Jersey shall take all actions necessary to enter into a supplemental indenture with the Trustee of the Indenture dated March 25, 2004 for Central Jersey’s variable rate junior subordinated deferrable interest debentures to evidence the succession of Kearny as of the Effective Time of the Merger.  The form of the supplemental indenture shall be reasonably acceptable to Kearny.

Section 6.13 Disclosure Supplements.  From time to time prior to the Effective Time of the Merger, each Party will promptly supplement or amend their respective Schedules delivered in connection herewith with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedules or that is necessary to correct any information in such Schedules that has been rendered materially inaccurate thereby.  No supplement or amendment to such Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Articles 8 and 9 and shall be for informational purposes only.

Section 6.14 Preferred Stock Redemption.  Central Jersey shall use its best efforts to redeem all of the 11,300 outstanding shares of Central Jersey Preferred Shares issued by Central Jersey to the United States Department of the Treasury under the United States Department of the Treasury’s Troubled Assets Relief Program Capital Purchase Program (the “TARP Obligations”) and satisfy all obligations related thereto immediately before or contemporaneously with Closing.  Accordingly, Central Jersey shall use its best efforts, in coordination with Kearny, to obtain all necessary approvals and non-objections of Regulatory Authorities and any counter party and third party consents necessary for the foregoing.  Kearny shall advance the funds to Central Jersey for redemption of the Central Jersey Preferred Shares immediately before or contemporaneously with Closing to enable Central Jersey to effectuate the redemptions.

ARTICLE 7

MUTUAL CONDITIONS TO CLOSING

The obligations of Kearny, on the one hand, and Central Jersey, on the other hand, to consummate the transactions provided for herein shall be subject to the satisfaction of the following conditions, unless waived as hereinafter provided for:

Section 7.1 Shareholder Approval.  The Merger shall have been approved by the requisite vote of the shareholders of Central Jersey.

Section 7.2 Regulatory Approvals.  All necessary Consents of the Regulatory Authorities shall have been obtained and all notice and waiting periods required by law to pass after receipt of such Consents shall have passed, and all conditions to consummation of the Merger set forth in such Consents shall have been satisfied.

Section 7.3  Litigation.  There shall be no actual or threatened causes of action, investigations or proceedings (i) challenging the validity or legality of this Agreement or the consummation of the transactions contemplated by this Agreement, or (ii) seeking damages in connection with the transactions contemplated by this Agreement, or (iii) seeking to restrain or invalidate the transactions contemplated by this Agreement, which, in the case of (i) through (iii), and in the reasonable judgment of either Kearny or Central Jersey, based upon advice of counsel, would have a Material Adverse Effect with respect to the interests of Kearny or Central Jersey, as the case may be.  No judgment, order, injunction or decree (whether temporary, preliminary or permanent) issued by any court or agency of competent jurisdiction or other legal restraints or prohibition preventing the consummation of Merger or any of the other transactions contemplated by this Agreement shall be in effect.  No statute, rule, regulation, order, injunction or decree (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Regulatory Authority that prohibits, restricts, or makes illegal the consummation of the Merger.

ARTICLE 8

CONDITIONS TO THE OBLIGATIONS OF KEARNY

The obligation of Kearny to consummate the Merger is subject to the fulfillment of each of the following conditions, unless waived as hereinafter provided for:

Section 8.1 Representations and Warranties.  The representations and warranties of Central Jersey and Central Jersey Bank contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement.

Section 8.2 Performance of Obligations.  Central Jersey and Central Jersey Bank shall have performed all covenants, obligations and agreements required to be performed by it in all material respects under this Agreement prior to the Effective Time of the Merger.

Section 8.3 Certificate Representing Satisfaction of Conditions.  Central Jersey shall have delivered to Kearny a certificate of the Chief Executive Officer of Central Jersey dated as of the Closing Date as to the satisfaction of the matters described in Section 8.1 and Section 8.2 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Central Jersey under Article 3 of this Agreement.

Section 8.4 Absence of Adverse Facts.  There shall have been no determination by Kearny that any fact, event or condition exists or has occurred that, in the judgment of Kearny, would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, Central Jersey or the consummation of the transactions contemplated by this Agreement.

Section 8.5 Consents Under Agreements.  Central Jersey shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation to any obligation, right or interest of Central Jersey under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the opinion of Kearny, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or upon the consummation of the transactions contemplated by this Agreement.

Section 8.6 Material Condition.  There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any Regulatory Authority which, in connection with the grant of any Consent by any Regulatory Authority, imposes, in the judgment of Kearny, any material adverse requirement upon Kearny or any Kearny subsidiary, including, without limitation, any requirement that Kearny sell or dispose of any significant amount of the assets of Central Jersey, or any other Kearny subsidiary.

Section 8.7 Certification of Claims.  Central Jersey shall have delivered a certificate to Kearny that other than as set forth in such certificate, Central Jersey is not aware of any pending or threatened claim under the directors and officers insurance policy or the fidelity bond coverage of Central Jersey.

Section 8.8 Environmental Audit Results.  The results of any environmental audit conducted by Kearny pursuant to Section 5.8 hereof shall not indicate a circumstance or condition that could in the judgment of Kearny result in a Material Adverse Effect.

Section 8.9 Support Agreements.  Each Director of Central Jersey who has been nominated for election at the Annual Meeting and each Executive Officer of Central Jersey shall have executed the Support Agreement as set forth in Exhibit B.1 or B.2, as the case may be, as of the date of this Agreement.

Section 8.10 Power of Attorney.  Each Executive Officer of Central Jersey and each of its subsidiaries shall have executed written powers of attorney in their capacities as officers of

Central Jersey and/or its subsidiaries in favor of Kearny in form and substance satisfactory to Kearny so as to permit Kearny to take any and all such actions after the Effective Time of the Merger in order to effect the assumption by Kearny or Kearny Bank of the rights and obligations of Central Jersey and its subsidiaries under any contract to which Central Jersey or its subsidiaries is a party.  Such powers of attorney shall survive the Effective Time of the Merger.

Section 8.11 Receipt of Option Cancellation Agreements.  If required, Central Jersey shall use its best efforts to deliver executed Option and Stock Appreciation Right Cancellation Agreements from all holders of Central Jersey Options at or prior to the Effective Time of the Merger.

Section 8.12 Addenda to Employment and Change in Control Agreements.  Designated officers of Central Jersey and Central Jersey Bank (James S. Vaccaro, Robert S. Vuono, and Anthony Giordano) shall have executed as of the date of this Agreement an Addendum to their respective Employment or Change in Control Agreements in the form attached as Exhibit C hereto.

Section 8.13 Nonperforming Assets.  Central Jersey’s Nonperforming Assets, as defined in Section 11.1, shall not exceed $20.0 million for the period  from March 31, 2010 through the Closing Date.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF CENTRAL JERSEY

The obligation of Central Jersey to consummate the Merger as contemplated herein is subject to each of the following conditions, unless waived as hereinafter provided for:

Section 9.1 Representations and Warranties.  The representations and warranties of Kearny and Kearny Bank contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof will be true and correct, in all material respects (or where any statement in a representation or warranty expressly contains a standard of materiality, such statement shall be true and correct in all respects taking into consideration the standard of materiality contained therein), as of the Effective Time of the Merger (as though made on and as of the Effective Time of the Merger), except to the extent such representations and warranties are by their express provisions made as of a specified date and except for changes therein contemplated by this Agreement.

Section 9.2 Performance of Obligations.  Kearny and Kearny Bank shall have performed in all material respects all covenants, obligations and agreements required to be performed by them and under this Agreement prior to the Effective Time of the Merger.

Section 9.3 Certificate Representing Satisfaction of Conditions.  Kearny shall have delivered to Central Jersey a certificate dated as of the Effective Time of the Merger as to the satisfaction of the matters described in Section 9.1 and Section 9.2 hereof, and such certificate shall be deemed to constitute additional representations, warranties, covenants, and agreements of Kearny under Article 4 of this Agreement.

ARTICLE 10

TERMINATION, WAIVER AND AMENDMENT

Section 10.1 Termination.  This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger:

(a) by the mutual consent in writing of the Board of Directors of Kearny and Central Jersey; or

(b) by the Board of Directors of Kearny or Central Jersey if the Merger shall not have occurred on or prior to March 31, 2011, provided that the failure to consummate the Merger on or before such date is not caused by any breach of any of the representations, warranties, covenants or other agreements contained herein by the Party electing to terminate pursuant to this Section 10.1(b);

(c) by the Board of Directors of Kearny or Central Jersey (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of Central Jersey and Section 9.1 of this Agreement in the case of Kearny or in breach of any covenant or agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 8.1 of this Agreement in the case of Central Jersey and Section 9.1 of this Agreement in the case of Kearny; or

(d) by the Board of Directors of Kearny or Central Jersey (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in the case of Central Jersey and Section 9.1 of this Agreement in the case of Kearny or in breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(e) by the Board of Directors of Kearny or Central Jersey in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Central Jersey fail to vote their approval of this Agreement and the Merger and the transactions contemplated hereby as required by applicable law at Central Jersey’s shareholders’ meeting where the transactions were presented to such shareholders for approval and voted upon; or

(f) by the Board of Directors of Kearny or Central Jersey (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 8.1 of this Agreement in this case of Central Jersey and Section 9.1 of this Agreement in the case of Kearny or in breach of any covenant or agreement contained in this Agreement) upon delivery of written notice of termination at the time that it is determined that any of the conditions precedent to the obligations of such Party to consummate the Merger (other than as contemplated by Section 10.1(e) of this Agreement) cannot be satisfied or fulfilled by the date specified in Section 10.1(b) of this Agreement; or

(g) by the Board of Directors of Kearny, (a) if Central Jersey fails to hold its shareholder meeting to vote on the Agreement within the time frame set forth in Section 5.4 hereof, or (b) if Central Jersey’s Board of Directors either (i) fails to recommend, or fails to continue its recommendation, that the shareholders of Central Jersey vote in favor of the adoption of this Agreement, or (ii) modifies, withdraws or changes in any manner adverse to Kearny its recommendation that the shareholders of Central Jersey vote in favor of the adoption of this Agreement.

(h) By the Board of Directors of Central Jersey prior to obtaining shareholder approval of the Merger, in the event that, after it has received a superior proposal in compliance with Section 5.5 hereof and otherwise complied with its obligations under Section 5.5, the Board makes the determination in good faith based on the advice of legal counsel that such action of accepting such superior proposal is required in order for the Board to comply with its fiduciary duties under applicable law, and, provided that Central Jersey is not in breach of the provisions of this Agreement, including, but not limited to Section 5.5 hereof, in the exercise of its fiduciary duty, to terminate this Agreement and accept a superior proposal (as defined in Section 5.5) provided, however, that this Agreement may be terminated by Central Jersey pursuant to this Section 10.1(h) only after the third calendar day following Kearny’s receipt of written notice from Central Jersey advising Kearny that Central Jersey is prepared to enter into an acquisition agreement with respect to a superior proposal, and only if, during such three-calendar day period, Kearny does not, in its sole discretion, make an offer to Central Jersey that Kearny’s Board of Directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable as the superior proposal.

Section 10.2 Effect of Termination; Termination Fee.

(a) In the event of the termination and abandonment of this Agreement pursuant to Section 10.1, the Agreement shall terminate and have no effect, except as otherwise provided herein and except that the provisions of this Section 10.2, Section 10.5 and Article 11 of this Agreement shall survive any such termination and abandonment.

(b) If, after the date of this Agreement, Kearny terminates this Agreement in accordance with Section 10.1(g) or Central Jersey terminates this Agreement pursuant to Section 10.1(h), Central Jersey shall be obligated to pay Kearny a fee of $2.8 million as an agreed-upon termination fee in immediately available funds within one (1) business day of such notice of termination (the “Termination Fee”).  In addition, if, after a proposal for an Acquisition Transaction has been publicly announced by any person or entity, Kearny terminates this Agreement pursuant to Section 10.1(e)(ii), Central Jersey shall be obligated to pay Kearny a fee of $800,000 in immediately available funds within one business day of such notice of termination as reimbursement for its time and expenses associated with negotiating this Agreement, and if an Acquisition Transaction is consummated or a definitive agreement is entered into by Central Jersey relating to an Acquisition Transaction, in either case, within 15 months of the termination of this Agreement pursuant to Section 10.1(e)(ii), Central Jersey shall be obligated to pay Kearny the Termination Fee, less any amounts previously paid at the time this Agreement was terminated.

(c) Central Jersey and Kearny agree that the Termination Fee is fair and reasonable in the circumstances.  If a court of competent jurisdiction shall nonetheless, by a final, nonappealable judgment, determine that the amount of any such Termination Fee exceeds the maximum amount permitted by law, then the amount of such Termination Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

Section 10.3 Amendments.  To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by each of Kearny, Kearny Bank, Central Jersey and Central Jersey Bank.

Section 10.4 Waivers.  Subject to Section 11.11 hereof, prior to or at the Effective Time of the Merger, Kearny, on the one hand, and Central Jersey, on the other hand, shall have the right to waive any default in the performance of any term of this Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other’s obligations under this Agreement and to waive any or all of the conditions to its obligations under this Agreement, except any condition, which, if not satisfied, would result in the violation of any law or any applicable governmental regulation.

Section 10.5 Non-Survival of Representations, Warranties and Covenants.  The representations, warranties, covenants or agreements in this Agreement or in any instrument delivered by Kearny or Central Jersey shall not survive the Effective Time of Merger, except that Section 5.3(b), Section 6.4 and Section 10.2 shall survive the Effective Time of the Merger, and any representation, warranty or agreement in any agreement, contract, report, opinion, undertaking or other document or instrument delivered hereunder in whole or in part by any person other than Kearny, Central Jersey (or directors and officers thereof in their capacities as such) shall survive the Effective Time of Merger; provided that no representation or warranty of Kearny or Central Jersey contained herein shall be deemed to be terminated or extinguished so as to deprive Kearny, on the one hand, and Central Jersey, on the other hand, of any defense at law or in equity which any of them otherwise would have to any claim against them by any person, including, without limitation, any shareholder or former shareholder of either Party.  No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that Kearny or Central Jersey and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Definitions.  Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Affiliate” of a person shall mean (i) any other person directly or indirectly through one or more intermediaries controlling, controlled by or under common control of such person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such person or (iii) any other persons for which a person described in clause (ii) acts in any such capacity.

“Consent” shall mean a consent, approval or authorization, waiver, clearance, exemption or similar affirmation by any person pursuant to any lease, contract, permit, law, regulation or order.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Environmental Law” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree or injunction relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by substance as a component.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Hazardous Material” means any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local law.  Hazardous Material shall include, but not be limited to, (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known by the executive officers and directors of such Person and includes any facts, matters or circumstances set forth in any written notice from any bank regulatory agencies or any other material written notice received by that Person.  For purposes of this definition, an executive officer or director will be deemed to have Knowledge of a particular fact or other matter only if such executive officer or director has actual knowledge of a particular fact or other matter, without independent investigation.

“Loan Property” means any property owned by Central Jersey or any of its subsidiaries, or in which Central Jersey or any of its subsidiaries holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect,” with respect to any Party, shall mean any event, change or occurrence which, together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business or results of operation, financial performance or prospects of such Party and their respective subsidiaries, if any, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that “Material Adverse Effect” shall not be deemed to include changes, effects, events, occurrences or state of facts relating to (iii) the undertaking and performance or observance of the obligations contemplated by this Agreement or necessary to consummate the transactions contemplated hereby, (iv) the effect of incurring and paying reasonable expenses in connection with negotiating, entering into, performing and consummating the transactions contemplated by this Agreement, (v) changes in applicable laws or the interpretation thereof after the date hereof and the taking of action in compliance therewith, (vi) changes in GAAP or the interpretation thereof after the date hereof, (vii) changes in interest rates, and (viii) any action taken at the request of Kearny or Kearny Bank.

“Nonperforming Assets” means the sum of (i) loans in nonaccrual status, as defined in the Federal Financial Institutions Examination Council Instructions for Preparation of Consolidated Reports of Condition and Income (“Call Report Instructions”), (ii) other real estate owned, as defined in the Call Report Instructions, (iii) troubled debt restructurings, as defined in the Call Report Instructions and (iv) if net charge-offs, as defined in the Call Report Instructions, exceed the change in consolidated net income from the period between March 31, 2010 through Closing, the difference between the net charge-offs and the change in consolidated net income from the period between March 31, 2010 through Closing.

“Participation Facility” means any facility in which Central Jersey or any subsidiary has engaged in Participation in the Management of such facility, and, where required by the context, includes the owner or operator of such facility, but only with respect to such facility.

“Participation in the Management” of a facility has the meaning set forth in 40 C.F.R.  § 300.1100(c).

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the FRB, the OTS, the OCC, and all state regulatory agencies having jurisdiction over the Parties, the Financial Institution Regulatory Authority, all national securities exchanges and the SEC.

Section 11.2 Entire Agreement.  This Agreement and the documents referred to herein contain the entire agreement among Kearny, Kearny Bank, Central Jersey and Central Jersey Bank with respect to the transactions contemplated hereunder and this Agreement supersedes all prior arrangements or understandings with respect thereto, whether written or oral.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors.  Except as expressly set forth in Section 6.4 of this Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any person, firm, corporation or entity, other than the Parties hereto and their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 11.3 Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by a nationally recognized overnight delivery service or sent by first class or registered or certified mail, postage prepaid, telegram or telex or other facsimile transmission addressed as follows:

If to Central Jersey:

Central Jersey Bank
1903 Highway 35
Oakhurst, New Jersey  07755
Attention:  James S. Vaccaro, Chairman, President and Chief Executive Officer
Facsimile No.:  (732) 663-4000

With a copy to:

Giordano Halleran & Ciesla, P.C.
125 Half Mile Road, Suite 300
Red Bank, New Jersey  07701
Attn: Paul T. Colella, Esq.
Facsimile No.  (732) 224-6599

If to Kearny, then to:

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey  07004
Attention:  John N. Hopkins, Chief Executive Officer
Facsimile No.:  (973) 439-6914

With a copy to:

Malizia Spidi & Fisch, PC
901 New York Avenue, NW
Suite 210 East
Washington, DC 20001
Attention:  Richard Fisch, Esq.
Facsimile No.: (202) 434-4661

Or After June 14, 2010 Use the Following Address:

Malizia Spidi & Fisch, PC
1227 25th Street, NW, Suite 200 West
Washington, DC  20036

All such notices or other communications shall be deemed to have been delivered (i) upon receipt when delivery is made by hand, (ii) on the business day after being deposited with a nationally recognized overnight delivery service, (iii) on the third (3rd) business day after deposit in the United States mail when delivery is made by first class, registered or certified mail, and

(iv) upon transmission when made by telegram, telex or other facsimile transmission if evidenced by a sender transmission completed confirmation.

Section 11.4 Severability.  If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other competent authority to be invalid, void or unenforceable or against public or regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and in no way shall be affected, impaired or invalidated, if, but only if, pursuant to such remaining terms, provisions, covenants and restrictions the Merger may be consummated in substantially the same manner as set forth in this Agreement as of the later of the date this Agreement was executed or last amended.

Section 11.5 Costs and Expenses.  Except as otherwise set forth herein, expenses incurred by Central Jersey on the one hand and Kearny on the other hand, in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants employed by either such Party or its affiliates, shall be borne solely and entirely by the Party which has incurred same.

Section 11.6 Captions.  The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are inserted only for convenience and are in no way to be construed as part of this Agreement or as a limitation on the scope of the particular articles, sections or paragraphs to which they refer.

Section 11.7 Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document with the same force and effect as though all Parties had executed the same document.

Section 11.8 Persons Bound; No Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors, distributees, and assigns, but notwithstanding the foregoing, this Agreement may not be assigned by any Party hereto unless the prior written consent of the other Parties is first obtained (other than by Kearny to a subsidiary of Kearny; provided that Kearny remains primarily liable for all of its obligations under the Agreement.

Section 11.9 Governing Law.  This Agreement is made and shall be governed by and construed in accordance with the laws of the State of New Jersey (without respect to its conflicts of laws principles) except to the extent federal law may apply.

Section 11.10 Exhibits and Schedules.  Each of the exhibits and schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

Section 11.11 Waiver.  The waiver by any Party of the performance of any agreement, covenant, condition or warranty contained herein shall not invalidate this Agreement, nor shall it be considered a waiver of any other agreement, covenant, condition or warranty contained in this Agreement.  A waiver by any Party of the time for performing any act shall not be deemed a waiver of the time for performing any other act or an act required to be performed at a later time.  The exercise of any remedy provided by law, equity or otherwise and the provisions in this Agreement for any remedy shall not exclude any other remedy unless it is expressly excluded.  The waiver of any provision of this Agreement must be signed by the Party or Parties against whom enforcement of the waiver is sought.  This Agreement and any exhibit, memorandum or schedule hereto or delivered in connection herewith may be amended only by a writing signed on behalf of each Party hereto.

Section 11.12 Construction of Terms.  Whenever used in this Agreement, the singular number shall include the plural and the plural the singular.  Pronouns of one gender shall include all genders.  Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied.  References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement.  The words “hereof”, “herein”, and terms of similar import shall refer to this entire Agreement.  Unless the context clearly requires otherwise, the use of the terms “including”, “included”, “such as”, or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.  The recitals hereto constitute an integral part of this Agreement.

Section 11.13 Specific Performance.  The Parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered, and their respective seals hereunto affixed, by their officers thereunto duly authorized, and have caused this Agreement to be dated as of the date and year first above written.

[CORPORATE SEAL]	KEARNY FINANCIAL CORP.

	By:	/s/ John N. Hopkins
Name: John N. Hopkins
ATTEST:		Title: Chief Executive Officer

/s/ Craig Montanaro for Sharon Jones
Name:
Its Secretary

[CORPORATE SEAL]	KEARNY FEDERAL SAVINGS BANK

	By:	/s/ John N. Hopkins
Name: John N. Hopkins
ATTEST:		Title: Chief Executive Officer

/s/ Craig Montanaro for Sharon Jones
Name:
Its Secretary

[CORPORATE SEAL]	CENTRAL JERSEY BANCORP

	By:	/s/ James S. Vaccaro
Name: James S. Vaccaro
ATTEST:		Title: Chairman, President and Chief Executive Officer
/s/ Robert S. Vuono
Name: Robert S. Vuono
Its Secretary

[CORPORATE SEAL]	CENTRAL JERSEY BANK, NATIONAL ASSOCIATION

	By:	/s/ James S. Vaccaro
Name: James S. Vaccaro
ATTEST:		Title: Chairman, President and Chief Executive Officer
/s/ Robert S. Vuono
Name: Robert S. Vuono
Its Secretary

EXHIBIT A

PLAN OF MERGER

CENTRAL JERSEY BANCORP

and

[MERGER SUB]

THIS PLAN OF MERGER (this “Plan of Merger”) is entered into as of the __ day of ______, 2010, by and between Central Jersey Bancorp, a New Jersey business corporation (“Central Jersey”), and _______________, a New Jersey business corporation (“Merger Sub”), and is joined in by Kearny Financial Corp. (“Kearny”), a federal corporation that is the sole shareholder of Merger Sub.

R E C I T A L S :

WHEREAS, Kearny, Central Jersey Bank, Central Jersey and Kearny Federal Savings Bank have entered into an Agreement and Plan of Merger, dated as of May 25, 2010 (the “Merger Agreement”), providing among other things for the merger of Merger Sub with and into Central Jersey, with Central Jersey surviving such merger and becoming the wholly owned subsidiary of Kearny; and

WHEREAS, this Plan of Merger has been approved by at least two-thirds of the Board of Directors of each of Central Jersey, Merger Sub and Kearny.

NOW, THEREFORE, in consideration of the mutual premises and mutual agreements contained herein and in the Merger Agreement, the parties hereto have agreed as follows:

ARTICLE I
THE MERGER

At the Effective Time of the Merger (as defined in Article II below), Merger Sub shall merge with and into Central Jersey (the “Merger”) pursuant to Section 10-1 of the New Jersey Business Corporation Act (“NJBCA”), N.J.S.A § 14A:10-1.  Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and Central Jersey shall continue as the surviving corporation (the “Surviving Corporation”).

ARTICLE II
EFFECTIVE TIME OF THE MERGER

Subject to the prior satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger shall become effective as of the date and time specified in the Certificate of Merger to be filed with the New Jersey Office of the State Treasurer pursuant to the NJBCA (the “Effective Time of the Merger”).

ARTICLE III
NAME OF SURVIVING CORPORATION

The name of the Surviving Corporation shall be Central Jersey Bancorp.

ARTICLE IV
CERTIFICATE OF INCORPORATION AND BY-LAWS

The Certificate of Incorporation and By-laws of Central Jersey, each as in effect immediately before the Effective Time of the Merger, shall be the Certificate of Incorporation and By-laws of the Surviving Corporation at and after the Effective Time of the Merger.

ARTICLE V
DIRECTORS AND OFFICERS

Immediately after the Effective Time of the Merger, the directors and officers of the Surviving Corporation shall be those persons who are serving as directors and officers, respectively, of Merger Sub immediately before the Effective Time of the Merger.

ARTICLE VI
CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

6.1           Treatment of Capital Stock.

Subject to the provisions of the Merger Agreement, as of the Effective Time of the Merger and by virtue of the Merger and without any further action on the part of Kearny, Kearny Federal Savings Bank, Central Jersey, Central Jersey Bank, National Association, Merger Sub or the holder of any shares of any of them, the shares of the constituent corporations shall be converted as follows:

(a)           Each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time of the Merger shall be exchanged for one Central Jersey Share (as defined below).

(b)           Each share of common stock of Central Jersey, par value $.01 per share (the “Central Jersey Shares”), held by Central Jersey or by Kearny (or any of their subsidiaries), except shares held in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired and no consideration shall be paid or delivered in exchange therefor.

(c)           Except with regard to Central Jersey Shares excluded under Section 6.1(b) above, each Central Jersey Share outstanding immediately prior to the Effective Time of the Merger shall be converted into the right to receive a cash amount equal to $7.50 (the “Merger Consideration”).

(d)           The warrant for Central Jersey Shares issued to the United States Department of the Treasury, if outstanding immediately prior to the Effective Time, shall be converted into the right to receive the excess of the Merger Consideration over the per share exercise price of the warrant multiplied by the number of Central Jersey Shares that may be purchased pursuant to the warrant.

The procedures for the exchange of the Central Jersey Shares for the Merger Consideration are as set forth in Section 2.3 of the Merger Agreement.

2

6.2 Central Jersey Stock Options and Stock Appreciation Rights.

As of and immediately prior to the Effective Time of the Merger, all rights with respect to Central Jersey Shares issuable pursuant to the exercise of stock options and stock appreciation rights (“Central Jersey Options”) granted by Central Jersey under the Central Jersey 2005 Equity Incentive Plan, the Allaire Community Bank 1999 Employee Stock Plan, the Allaire Community Bank 2000 Employee Stock Plan, the Allaire Community Bank 2001 Employee Stock Plan, the Allaire Community Bank 1999 Director Stock Option Plan, the Allaire Community Bank 2000 Director Stock Option Plan, the Allaire Community Bank 2001 Director Stock Option Plan and the Central Jersey Bancorp 2000 Employee and Director Stock Option Plan (the “Central Jersey Stock Option Plans”), and that remain outstanding and unexercised at the Effective Time of the Merger, shall be cancelled by Central Jersey in exchange for a cash payment equal to the difference, if any, between the Central Jersey Option exercise price and the Merger Consideration.  The cancellation of Central Jersey Options in exchange for the consideration described in this section shall be deemed a release of any and all rights the holder had or may have had in respect of such Central Jersey Options.  Central Jersey will use its best efforts to have each holder of any such Central Jersey Option execute and deliver an Option Cancellation and Release Agreement.  Prior to the Effective Time of the Merger, Central Jersey shall take or cause to be taken all actions required under the Central Jersey Stock Option Plans to provide for the actions set forth in this Section 6.2.  Central Jersey shall cause the termination, effective as of the Effective Time of the Merger, of all Central Jersey Stock Option Plans.

ARTICLE VII
EFFECT OF MERGER

At the Effective Time of the Merger, Merger Sub shall be merged with and into Central Jersey, with Central Jersey as the Surviving Corporation, and the separate existence of Merger Sub shall cease.  The Surviving Corporation shall have all the rights, privileges, immunities and powers and shall be subject to all the duties and liabilities of a New Jersey corporation and shall thereupon and thereafter possess all other privileges, immunities and franchises of a private, as well as of a public nature, of each of the constituent corporations.  The Merger shall have the effects set forth in federal law and the NJBCA.  All property (real, personal and mixed) and all debts on whatever account, including subscriptions to shares, all choses in action, and every other interest, of or belonging to or due to each of the constituent corporations so merged shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed.  The title to any real estate, or any interest therein, vested in any of the constituent corporations shall not revert or be in any way impaired by reason of the Merger.  The Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each of the constituent corporations so merged and any claim existing or action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place or the Surviving Corporation may be substituted in its place.  Neither the rights of creditors nor any liens upon the property of any constituent corporation shall be impaired by the Merger.

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ARTICLE VIII
OTHER DEFINED TERMS

All terms used in this Plan of Merger shall, unless defined herein, have the meanings set forth in the Merger Agreement.  The Merger Agreement is incorporated herein by this reference and made a part hereof to the extent necessary or appropriate to effect and consummate the terms of this Plan of Merger and the Merger Agreement.

ARTICLE IX
AMENDMENT

Subject to applicable law and the terms of the Merger Agreement, this Plan of Merger may be amended at any time prior to the Effective Time of the Merger by an instrument in writing signed on behalf of each of the parties hereto.

ARTICLE X
TERMINATION

This Plan of Merger shall terminate and become null and void, and the transactions contemplated herein shall thereupon be abandoned, upon any occurrence of a permitted termination of the Merger Agreement pursuant to Article X thereof.

ARTICLE XI
EXECUTION IN COUNTERPARTS

This Plan of Merger may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have caused this Plan of Merger to be executed as of the date first above written.

[CORPORATE SEAL]		CENTRAL JERSEY BANCORP

By:
James S. Vaccaro
President and Chief Executive Officer

ATTEST:

Its Secretary

[CORPORATE SEAL]		[MERGER SUB]

By:
John N. Hopkins
Chief Executive Officer

ATTEST:

Its Secretary

[CORPORATE SEAL]		KEARNY FINANCIAL CORP.

By:
John N. Hopkins
Chief Executive Officer

ATTEST:

Its Secretary

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EXHIBIT B.1

DIRECTOR SUPPORT AGREEMENT

May 25, 2010

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, NJ 07004-3510

Ladies and Gentlemen:

Kearny Financial Corp. (“Kearny”), Kearny Federal Savings Bank (“Kearny Bank”), Central Jersey Bancorp (“Central Jersey”) and Central Jersey Bank, National Association (“Central Jersey Bank”) are considering entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and subject to the terms and conditions set forth therein: (a) Kearny will acquire Central Jersey by means of a merger of a subsidiary of Kearny with and into Central Jersey; (b) shareholders of Central Jersey will receive cash in exchange for their shares of Central Jersey common stock owned on the Closing Date; and (c) option holders and holders of stock appreciation rights of Central Jersey will receive a cash payment upon the cancellation of their options or stock appreciation rights remaining outstanding and unexercised on the Closing Date to the extent the Merger Consideration exceeds the exercise price (the foregoing, collectively, the “Transaction”).  Capitalized terms used herein but not otherwise defined herein shall have the meaning given to such terms in the Merger Agreement.

I understand that Kearny is requiring, as a condition to its execution and delivery to Central Jersey of the Merger Agreement, that I first execute and deliver to Kearny this Letter Agreement.  Intending to be legally bound hereby, I irrevocably agree and represent as follows:

1. I agree to vote or cause to be voted for approval of the Merger Agreement all shares of Central Jersey common stock over which I exercise sole or shared voting power as of the record date of the Central Jersey shareholder meeting at which the Merger Agreement will be presented for approval, and I agree that I shall vote such shares and any other shares over which I exercise sole or shared voting power as of the record date for voting at any Central Jersey shareholder meeting against approval or adoption of any other merger, business combination, recapitalization, liquidation or other similar transaction involving Central Jersey which Kearny is not a party thereto and is presented for approval or adoption at such Central Jersey shareholder meeting.  Further, I agree that I will not execute any document to rescind or amend in any manner any prior vote or proxy that I cast or caused to be voted in favor of the Merger Agreement.

2. Through the earliest to occur of (i) consummation of the Transaction, or (ii) termination of the Merger Agreement, I agree not to offer, sell, exercise, transfer or otherwise dispose of, or to permit the offer, sale, transfer or other disposition of, any shares of Central Jersey common stock over which I exercise sole or shared voting power, whether such shares are held as of the date of this Letter Agreement or are acquired thereafter, including shares acquired upon the exercise of any stock options.

3. As of the date of this Letter Agreement, I have sole or shared voting power over the number of shares of Central Jersey common stock, if any, set forth below opposite my signature line. Kearny recognizes that with respect to any such shares which have been pledged to a third party (which are specifically identified below), I will not be able to control the voting or disposition of such shares in the event of a default.

4. I irrevocably agree not to engage in any Competition (as defined below) with Kearny, Kearny Bank, Central Jersey or Central Jersey Bank or any affiliate or subsidiary of Kearny, Kearny Bank, Central Jersey or Central Jersey Bank for a period of one (1) year after the Closing Date of the Transaction contemplated by the Merger Agreement. Further, I agree not to engage in any Competition with Kearny, Kearny Bank, Central Jersey or Central Jersey Bank or any affiliate or subsidiary of Kearny, Kearny Bank, Central Jersey or Central Jersey Bank for a period of one (1) year after completion of my service as a member of the Central Jersey Community Advisory Board of Kearny Bank if I commence service on such board.   For purposes of this Letter Agreement, “Competition” means becoming an employee, an officer, a director, a consultant, an agent, partner, an advisory director, a founder or a shareholder or other equity holder (other than acquisitions of not more than two percent (2%) of the outstanding capital stock of, or a similar equity interest in, a corporation or other entity) or in any other capacity with any business organization that is doing business or intends to do business in the State of New Jersey in the counties of Monmouth, Ocean or Middlesex and that is engaged or intends to engage in the provision of financial services to the public, including, but not limited to, accepting retail or commercial deposit accounts, making loans or offering trust services, commercial banking, mortgage banking, lease financing, including but not necessarily limited to commercial banks, savings associations, trust companies, credit unions and parent companies and subsidiary companies of such business entities (collectively, “Financial Services Companies”).  Such restriction shall not limit my ability to provide legal services to such Financial Services Companies or to lease or sell real property to such entities.  I have attached a detailed list of my existing equity ownership in other Financial Services Companies in excess of the 2% limitation (noted above) as of the date of this Letter Agreement.  In exchange for my agreement not to engage in any Competition, as detailed above, during the one year period immediately following the Closing Date of the Transaction, I understand and irrevocable accept that Kearny will pay me the sum of Ten Thousand Dollars ($10,000) as of the Closing Date of the Transaction.

5. I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

6. I will not make any public statements with respect to the Transaction contrary to or inconsistent with the statements made by Central Jersey in support of the Transaction or the Central Jersey Board of Directors recommendation to its shareholders to vote in favor of the Transaction.  In no event will I recommend or advise any shareholder of Central Jersey to not vote in favor of the Transaction or not to vote their shares at the Central Jersey shareholder

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meeting to be held to approve the Merger Agreement, nor will I recommend or advise any Central Jersey shareholder to sell their Central Jersey stock prior to the Effective Date of the Merger. Further, I agree that I will not recommend or advise any party to vote shares of Central Jersey common stock at any meeting of shareholders of Central Jersey for a transaction involving Central Jersey that Kearny is not a party thereto.

7.   This Letter Agreement shall be governed by the laws of the State of New Jersey, without reference to its principles of conflicts of law, except to the extent that federal law shall be deemed to preempt such state laws.

 I am signing this Letter Agreement in my capacity as an individual and a shareholder of Central Jersey and not in any other capacity (including as a director or an executive officer of Central Jersey).  This Letter Agreement shall be effective upon acceptance by Kearny.

This Letter Agreement shall terminate concurrently with, and automatically upon, any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to Kearny’s rights arising out of any willful breach of any covenant or representation contained herein.

Very truly yours,

Name
Please Print Name & Title

Witness

Number of shares held:
 Sole voting power:        _______     Shared voting power:  _______

Number of pledged
 shares:                                       _______

Accepted

Kearny Financial Corp.

By:
Name:	John N. Hopkins, Chief Executive Officer

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EXHIBIT B.2

OFFICERS SUPPORT AGREEMENT

May 25, 2010

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, NJ 07004-3510

Ladies and Gentlemen:

Kearny Financial Corp. (“Kearny”), Kearny Federal Savings Bank (“Kearny Bank”), Central Jersey Bancorp (“Central Jersey”) and Central Jersey Bank, National Association (“Central Jersey Bank”) are considering entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, and subject to the terms and conditions set forth therein: (a) Kearny will acquire Central Jersey by means of a merger of a subsidiary of Kearny with and into Central Jersey; (b) shareholders of Central Jersey will receive cash in exchange for their shares of Central Jersey common stock owned on the Closing Date; and (c) option holders and holders of stock appreciation rights of Central Jersey will receive a cash payment upon the cancellation of their options or stock appreciation rights remaining outstanding and unexercised on the Closing Date to the extent the Merger Consideration exceeds the exercise price (the foregoing, collectively, the “Transaction”).  Capitalized terms used herein but not otherwise defined herein shall have the meaning given to such terms in the Merger Agreement.

I understand that Kearny is requiring, as a condition to its execution and delivery to Central Jersey of the Merger Agreement, that I first execute and deliver to Kearny this Letter Agreement.  Intending to be legally bound hereby, I irrevocably agree and represent as follows:

1. I agree to vote or cause to be voted for approval of the Merger Agreement all shares of Central Jersey common stock over which I exercise sole or shared voting power as of the record date of the Central Jersey shareholder meeting at which the Merger Agreement will be presented for approval, and I agree that I shall vote such shares and any other shares over which I exercise sole or shared voting power as of the record date for voting at any Central Jersey shareholder meeting against approval or adoption of any other merger, business combination, recapitalization, liquidation or other similar transaction involving Central Jersey which Kearny is not a party thereto and is presented for approval or adoption at such Central Jersey shareholder meeting.  Further, I agree that I will not execute any document to rescind or amend in any manner any prior vote or proxy that I cast or caused to be voted in favor of the Merger Agreement.

2. Through the earliest to occur of (i) consummation of the Transaction, or (ii) termination of the Merger Agreement, I agree not to offer, sell, exercise, transfer or otherwise dispose of, or to permit the offer, sale, transfer or other disposition of, any shares of Central Jersey common stock over which I exercise sole or shared voting power, whether such shares are held as of the date of this Letter Agreement or are acquired thereafter, including shares acquired upon the exercise of any stock options.

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3. As of the date of this Letter Agreement, I have sole or shared voting power over the number of shares of Central Jersey common stock, if any, set forth below opposite my signature line. Kearny recognizes that with respect to any such shares which have been pledged to a third party (which are specifically identified below), I will not be able to control the voting or disposition of such shares in the event of a default.

4. I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

5. I will not make any public statements with respect to the Transaction contrary to or inconsistent with the statements made by Central Jersey in support of the Transaction or the Central Jersey Board of Directors recommendation to its shareholders to vote in favor of the Transaction.  In no event will I recommend or advise any shareholder of Central Jersey to not vote in favor of the Transaction or not to vote their shares at the Central Jersey shareholder meeting to be held to approve the Merger Agreement, nor will I recommend or advise any Central Jersey shareholder to sell their Central Jersey stock prior to the Effective Date of the Merger. Further, I agree that I will not recommend or advise any party to vote shares of Central Jersey common stock at any meeting of shareholders of Central Jersey for a transaction involving Central Jersey that Kearny is not a party thereto.

6. This Letter Agreement shall be governed by the laws of the State of New Jersey, without reference to its principles of conflicts of law, except to the extent that federal law shall be deemed to preempt such state laws.

 I am signing this Letter Agreement in my capacity as an individual and a shareholder of Central Jersey and not in any other capacity (including as a director or an executive officer of Central Jersey).  This Letter Agreement shall be effective upon acceptance by Kearny.

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This Letter Agreement shall terminate concurrently with, and automatically upon, any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to Kearny’s rights arising out of any willful breach of any covenant or representation contained herein.

Very truly yours,

Name
Please Print Name & Title

Witness

Number of shares held:
 Sole voting power:        _______     Shared voting power:  _______

Number of pledged
 shares:                                       _______

Accepted

Kearny Financial Corp.

By:
Name:	John N. Hopkins, Chief Executive Officer

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EXHIBIT C

ADDENDUM TO THE

CHANGE OF CONTROL AGREEMENT

THIS ADDENDUM (this “Addendum”) to the AMENDED AND RESTATED CHANGE OF CONTROL AGREEMENT by and between __________________ (the “Executive”) and Central Jersey Bancorp (“Central Jersey”) dated ________________________  (“COC Agreement”), is made by and among the Executive, Central Jersey, Kearny Financial Corp. (“Kearny“) and Kearny Federal Savings Bank (“Kearny Federal”) as of May 25, 2010.

WHEREAS, the Executive is currently employed by Central Jersey and Central Jersey Bank, National Association (“Central Jersey Bank”) as ___________________________, and is experienced in certain phases of the business of Central Jersey and Central Jersey Bank; and

WHEREAS, Kearny contemplates acquiring Central Jersey pursuant to the Agreement and Plan of Merger (“Merger Agreement”) by and among Kearny, Kearny Federal, Central Jersey and Central Jersey Bank, dated May 25, 2010; and

WHEREAS, the parties desire to set forth certain modifications to the COC Agreement as set forth in this Addendum prior to execution of the Merger Agreement, with this Addendum to be effective as of the effective date of the merger of Central Jersey with and into Kearny.

NOW, THEREFORE, the parties hereto, intending to be legally bound do hereby agree, that in exchange for the good and valuable consideration to be paid by Kearny, Kearny Federal, and Central Jersey, this Addendum by and among Kearny, Kearny Federal, Central Jersey and the Executive, is hereby made, as follows:

1.	No Payments in Excess of Code Section 280G.

Notwithstanding any agreement or plan to which the Executive is a party with Central Jersey or Central Jersey Bank, including but not limited to the COC Agreement, all sums payable under the COC Agreement by Kearny, Kearny Federal, and Central Jersey (collectively, the “Companies”) to the Executive shall be reduced in such manner and to such extent so that no payments made hereunder when aggregated with all other payments made or to be made to the Executive by the Companies shall be deemed an “excess parachute payment” in accordance with Section 280G of the Internal Revenue Code of 1986, as amended (“Code”), and would subject the Executive to the excise tax provided at Section 4999(a) of the Code. The Executive will be afforded the opportunity to review any such reduction in payments to be calculated by the Companies as provided herein.

2.           Defined Terms.

Capitalized terms set forth in this Addendum shall have such meaning as defined herein, and if not otherwise defined, then as defined in the COC Agreement.  Except as otherwise set forth herein, the COC Agreement shall remain in full force and effect as otherwise written.

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IN WITNESS WHEREOF, the parties have executed this Addendum to the COC Agreement as of and effective on May 25, 2010.

CENTRAL JERSEY BANCORP

By:

ATTEST:

Secretary

WITNESS

________________________, Executive

KEARNY FINANCIAL CORP.

ATTEST:	By:

Secretary

KEARNY FEDERAL SAVINGS BANK

By:
ATTEST:

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EXHIBIT D

PLAN OF MERGER

of

CENTRAL JERSEY BANK, NATIONAL ASSOCIATION

with and into

KEARNY FEDERAL SAVINGS BANK

THIS PLAN OF MERGER (this “Plan of Merger”) is entered into as of the 25th day of May 2010 by and between Kearny Federal Savings Bank (“Kearny Bank”), a federal stock savings bank, and Central Jersey Bank, National Association (“Central Jersey”), a national banking association.

R E C I T A L S :

1.           This Plan of Merger is being entered into in connection with the transactions described in the Agreement and Plan of Merger by and among Kearny Financial Corp., Kearny Bank, Central Jersey Bancorp and Central Jersey dated as of May 25, 2010 (the “Merger Agreement”).

2.           This Plan of Merger has been approved by at least two-thirds of the Board of Directors of each of Kearny Bank and Central Jersey.

NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein, the parties hereto have agreed as follows:

1. Merger.  At the Effective Time (as defined below), Central Jersey shall merge with and into Kearny Bank (the “Merger”) pursuant to 12 U.S.C. §§ 215c and 1828(c) and the applicable regulations of the Office of Thrift Supervision (“OTS”).  Upon consummation of the Merger, the separate existence of Central Jersey shall cease and Kearny Bank shall continue as the resulting bank (the “Resulting Bank”).

2. Effective Time.  The Merger shall be effective upon the filing of Articles of Combination with the OTS (the “Effective Time”); provided, however, that such filing shall not occur until all of the following events have taken place: (a) all regulatory and shareholder approvals required for the Merger to proceed shall have been received; and (b) any applicable regulatory waiting periods shall have expired.

3. Constituent Institutions.  The names of the constituent institutions to the Merger are Kearny Federal Savings Bank and Central Jersey Bank, National Association.

4. Name of Resulting Bank.  The name of the resulting institution in the Merger shall be Kearny Federal Savings Bank (sometimes referred to herein as the “Resulting Bank”).

5. Location of Home Office and Other Offices of Resulting Bank.  The home office of the Resulting Bank shall be located at 614 Kearny Avenue, Kearny, New Jersey 07032.  The locations of branch offices of the Resulting Bank are listed in Appendix 1 hereto.

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6. Directors and Officers.  The names of the persons who shall constitute the Board of Directors of the Resulting Bank after the Effective Time are listed in Appendix 2 hereto.

The officers of Kearny Bank immediately prior to the Effective Time shall be the officers of the Resulting Bank immediately after the Effective Time.

7. Effect of Merger.  At the Effective Time, Central Jersey shall be merged with and into Kearny Bank, with Kearny Bank as the Resulting Bank.  The business of the Resulting Bank shall be that of a federally chartered stock savings bank, as provided for in its Federal Stock Charter.  All assets, rights, interests, privileges, powers, franchises and property (real, personal and mixed) of Kearny Bank and Central Jersey shall be automatically transferred to and vested in the Resulting Bank by virtue of the Merger without any deed or other document of transfer.  The Resulting Bank, without any order or action on the part of any court or otherwise and without any documents of assumption or assignment, shall hold and enjoy all of the assets, rights, privileges, powers, properties, franchises and interests, including, without limitation, appointments, powers, designations, nominations and all other rights, interests and powers as agent or fiduciary, in the same manner and to the same extent as such rights, interests and powers were held or enjoyed by Kearny Bank and Central Jersey, respectively.  The Resulting Bank shall be responsible for all of the liabilities, restrictions and duties of every kind and description of both Kearny Bank and Central Jersey, immediately prior to the Merger, including, without limitation, liabilities for all savings accounts, deposits, debts, obligations and contracts of Kearny Bank and Central Jersey, respectively, matured or unmatured, whether accrued, absolute, contingent and otherwise and whether or not reflected or reserved against on balance sheets, books of accounts or records of either Kearny Bank or Central Jersey.  All rights of creditors and other obligors and all liens on property of Kearny Bank and Central Jersey shall be preserved and shall not be released or impaired.  Deposit accounts shall be deemed issued in the name of the Resulting Bank in accordance with applicable regulations of the OTS.

8. Kearny Bank Common Stock.  The shares of common stock, $0.10 par value per share, of Kearny Bank issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged after the Merger.

9. Central Jersey Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of Kearny Bank or Central Jersey, all of the shares of capital stock, $5.00 par value per share, of Central Jersey shall automatically be canceled and retired and shall cease to exist.

10. Charter of Resulting Bank.  The Federal Stock Charter of Kearny Bank, as in effect immediately before the Effective Time, shall constitute the Federal Stock Charter of the Resulting Bank at and after the Effective Time.

11. Bylaws of Resulting Bank.  The Bylaws of Kearny Bank, as in effect immediately before the Effective Time, shall be the Bylaws of the Resulting Bank at and after the Effective Time.

12. Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the conditions

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 set forth in the Merger Agreement and to the acquisition by Kearny Financial Corp. of all of the outstanding shares of Central Jersey.

13. Other Defined Terms.  All terms used in this Plan of Merger shall, unless defined herein, have the meanings set forth in the Merger Agreement.  The Merger Agreement is incorporated herein by this reference and made a part hereof to the extent necessary or appropriate to effect and consummate the terms of this Plan of Merger and the Merger Agreement.

14. Termination.  This Plan of Merger shall terminate and become null and void, and the transactions contemplated herein shall thereupon be abandoned, upon any occurrence of a permitted termination of the Merger Agreement pursuant to Article 10 thereof.

15. Amendment. Subject to applicable law, at any time prior to the consummation of the Merger, this Plan of Merger may be amended by an instrument in writing signed on behalf of each of the parties hereto.

16. Execution in Counterparts.  This Plan of Merger may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.

17. Governing Law.  This Plan of Merger shall be governed by and construed and enforced in accordance with the laws of the United States of America.

18. Captions.  The captions heading the sections in this Plan of Merger are for convenience only and shall not affect the construction or interpretation of this Plan of Merger.

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IN WITNESS WHEREOF, the parties have caused this Plan of Merger to be executed as of the date first above written.

ATTEST:	Kearny Federal Savings Bank

By:
Sharon Jones		John N. Hopkins
Corporate Secretary		Chief Executive Officer

ATTEST:	Central Jersey Bank, National Association

By:
Robert S. Vuono		James S. Vaccaro
Secretary		Chairman, President and Chief Executive Officer

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Appendix 1     1

Office Locations of Resulting Bank

Main Office:
614 Kearny Avenue
Kearny, NJ 07032

Branch Offices:
NORTH ARLINGTON	SPRINGFIELD
80 Ridge Road	130 Mountain Avenue
North Arlington, NJ 070731	Springfield, NJ 07081
LYNDHURST	BAYVILLE
307 Stuyvesant Avenue	425 Route 9
Lyndhurst, NJ 07071	Bayville, NJ 08721
RUTHERFORD	OLD BRIDGE
252 Park Avenue	510 Hwy 34
Rutherford, NJ 07070	Old Bridge Township, NJ 07747
HARRISON	MILLTOWN
534 Harrison Avenue	270 Ryders Lane
Harrison, NJ 07029	Milltown, NJ 08850
WOOD-RIDGE	PINE BROOK
250 Valley Blvd.	267 Changebridge Road
Wood-Ridge, NJ 07075	Pine Brook, NJ 07058
EAST RUTHERFORD	FRANKLIN LAKES
20 Willow Street	574 Franklin Avenue
East Rutherford, NJ 07073	Franklin Lakes, NJ 07417
WANAQUE	PLEASANTDALE
1353-C Ringwood Avenue	487 Pleasant Valley Way
Haskell, NJ 07420	West Orange, NJ 07052
MONTVILLE	TORY CORNER
339 Main Road (Rt. 202)	216 Main Street
Montville, NJ 07045	West Orange, NJ 07052
WYCKOFF	OLD TAPPAN
661 Wyckoff Avenue	207 Old Tappan Road
Wyckoff, NJ 07481	Old Tappan, NJ 07675
IRVINGTON	NORTHVALE
860 18th Avenue	119 Paris Avenue
Irvington, NJ 07111	Northvale, NJ 07647
TOMS RIVER	RIVER VALE
827 Fischer Boulevard	653 Westwood Avenue
Toms River, NJ 08753	River Vale, NJ 07675
SPOTSWOOD	LACEY
520 Main Street	630 North Main Street
Spotswood, NJ 08884	Lanoka Harbor, NJ 08734
CALDWELL
417 Bloomfield Avenue
Caldwell, NJ 07006

Central Jersey Branches

      611 Main Street Belmar 07719
      501 Main Street Bradley Beach 07720
      700 Branch Avenue Little Silver 07739
      444 Ocean Blvd Long Branch 07740
      627 Second Avenue Long Branch 07740
      2445 Highway 34 Manasquan 08736
      155 Main Street Manasquan 08736
      300 West Sylvania Avenue Neptune 07753
      1903 Highway 35 Oakhurst 07755
      61 Main Avenue Ocean Grove 07756
      2200 Route 35 Sea Girt 08750
      700 Allaire Road Spring Lake 07762
      2201 Bridge Avenue Point Pleasant 08742

Appendix 2

Directors of Resulting Bank

Director	Term to Expire	Residence Address
Theodore J. Aanensen	2011	51 Abbott Avenue Ocean Grove, NJ 07756
John N. Hopkins	2012	6 Villa Court Park Ridge, NJ 07656
John J. Mazur, Jr.	2010	17 Lawrence Way Cedar Grove, NJ 07009
Dr. Joseph P. Mazza	2011	286 Ridge Road Rutherford, NJ 07070
Matthew T. McClane	2010	151 11th Street Wood Ridge, NJ 07075
John J. McGovern	2010	114 Hedden Terrace North Arlington, NJ 07031
Leopold W. Montanaro	2012	910 Iron Latch Road Franklin Lakes, NJ 07417
Henry S. Parow	2012	185 Ridge Road North Arlington, NJ 07031
John F. Regan	2011	88 Terrace Avenue Hasbrouck Heights, NJ 07604

EXHIBIT E

CENTRAL JERSEY BANCORP
OPTION CANCELLATION AND RELEASE AGREEMENT

This Option Cancellation and Release Agreement (this “Cancellation Agreement”) is made and entered into on ________ __, 2010 by and between _________ (the “Award Holder”) and Central Jersey Bancorp (the “Company”).

WHEREAS, the Company has entered into an Agreement and Plan of Merger by and among the Company, Central Jersey Bank, National Association, Kearny Financial Corp. and Kearny Federal Savings Bank, dated as of May __, 2010 (the “Merger Agreement”);

WHEREAS, the Award Holder is the holder of options and/or stock appreciation rights (collectively “Awards”) which provide for the purchase of shares of common stock of the Company (“Common Stock”) and/or the payment of cash, and are evidenced by stock option agreements or other agreements between the Company and the Award Holder;

WHEREAS, the Award Holder was previously awarded the following Awards which remain unexercised and for which the period of exercisability has not expired as of the Merger Effective Date:

	Date of Award	Exercise Price	Total Cashout
Options
Stock Appreciation Rights
Total Cashout Payment

WHEREAS, pursuant to Section 2.2 of the Merger Agreement, the Awards held as of the Effective Time of the Merger (as such terms are defined in the Merger Agreement and used herein) shall be cancelled in exchange for a cash payment equal to the product of (i) the excess, if any, of $7.50 over the per share exercise price for such Award and (b) the number of shares subject to such Award (as detailed above); and

WHEREAS, the Company shall make such cash payments immediately prior to the Effective Time of the Merger in accordance with the terms of the Merger Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

Award Holder hereby surrenders the above number of Awards that Award Holder holds as of the date of this Cancellation Agreement in exchange for the cash payment from the Company in an amount equal to the product of (a) the number of shares subject to such Award and (b) a dollar amount equal to: (i) $7.50 less (ii) the exercise price for such Award, less any required tax withholding payments, and further agrees that all obligations of the Company hereunder and under the Awards and related stock option agreements or other agreements shall be extinguished thereafter.  The Award Holder understands that the cash payment will be reported on IRS Form W-2 or 1099 MISC.  Further, the Award Holder certifies that such cash payment is received in exchange for cancellation of all Awards held by the Award Holder as of the Effective Time of the Merger, and that the Award Holder hereby waives any claim for compensation for any other Awards or rights to purchase shares of Common Stock of the Company awarded by the Company to the Award Holder at any time prior to the Effective Time of the Merger.

This Cancellation Agreement constitutes the entire understanding between the Company and the Award Holder relating to the Awards and supersedes any matters to the contrary that may be contained in any other agreement, plan or document relating to the Awards.  No amendments or additions to this Cancellation Agreement shall be binding unless made in writing and signed by all parties hereto.  If for any reason the Merger is not consummated, this Cancellation Agreement shall be null and void and of no force or effect.  This Cancellation Agreement shall be governed by the laws of the State of New Jersey, without reference to its principles of conflicts of law, except to the extent that federal law shall be deemed to preempt such state laws.

CENTRAL JERSEY BANCORP

By:
Name:
Title:

Witness	Award Holder

KEARNY FINANCIAL CORP.

ATTEST:	By:
Name:
Title: